Filed Pursuant to Rule 424(b)(4)

Registration No.: 333-239345

Prospectus

11,500,000 shares

BRP Group, Inc.

(incorporated in Delaware)

Class A common stock

BRP Group, Inc. is offering 11,500,000 shares of its Class A common stock. Our Class A common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “BRP.” The closing price of our Class A common stock on June 24, 2020 was $13.67 per share.

The underwriters have an option for a period of 30 days from the date of this prospectus to purchase up to a maximum of 1,725,000 additional shares of Class A common stock.

We will use the net proceeds we receive from this offering to purchase (i) new membership interests of Baldwin Risk Partners, LLC, which we refer to as “LLC Units,” from Baldwin Risk Partners, LLC and (ii) 565,102 LLC Units from Lowry Baldwin, our Chairman, 92,449 LLC Units from Elizabeth Krystyn, one of our founders, and 92,449 LLC Units from Laura Sherman, one of our founders. No public market exists for the LLC Units. The purchase price payable by us for each LLC Unit will be equal to the public offering price of our Class A common stock in this offering. Baldwin Risk Partners, LLC will use the proceeds from the sale of LLC Units to BRP Group, Inc. as follows: (i) to pay fees and expenses of approximately $750,000 in connection with this offering; and (ii) for potential strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies and other general corporate purposes, such as for working capital and at times paying down some amounts outstanding under our revolving line of credit. See “Use of proceeds.”

We have two classes of common stock. The Class A common stock offered has one vote per share and the Class B common stock has one vote per share. A group comprised of Baldwin Insurance Group Holdings, LLC, or BIGH, an entity controlled by Lowry Baldwin, our Chairman, Lowry Baldwin, Elizabeth Krystyn, Laura Sherman, Trevor Baldwin, our Chief Executive Officer, Kris Wiebeck, our Chief Financial Officer, John Valentine, our Chief Partnership Officer, Dan Galbraith, our Chief Operating Officer, Brad Hale, our Chief Accounting Officer, Chris Stephens, our General Counsel, Joseph Finney, James Roche, Millennial Specialty Holdco, LLC, Highland Risk Services LLC and certain trusts established by such individuals have entered into a voting agreement, or the Voting Agreement, with Lowry Baldwin, our Chairman, pursuant to which, in connection with any meeting of our shareholders or any written consent of our shareholders, each such person and trust party thereto will agree to vote or exercise their right to consent in the manner directed by Lowry Baldwin. As of March 31, 2020 the parties to the Voting Agreement, or the Voting Group, beneficially owned 55% of the voting power of our common stock. Upon the completion of this offering, the Voting Group is expected to beneficially own approximately 46% of the voting power of our common stock, or 44% if the underwriters’ option to purchase additional shares is fully exercised. Because the Voting Group will beneficially own less than 50% of the total voting power of our common stock, we will no longer be a controlled company within the meaning of the Nasdaq listing standards upon completion of this offering. See “Summary—Recent Developments—Certain Corporate Governance Developments.” However, as a result of Lowry Baldwin’s significant ownership, voting power with respect to our common stock and our Stockholders Agreement, Lowry Baldwin, will continue to have significant influence over corporate matters and transactions and may have interests that differ from yours. See “Risk factors—Lowry Baldwin, our Chairman, has significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control” and “Description of Capital Stock—Common Stock—Class B Common Stock.”

Investing in our Class A common stock involves risk. See “Risk factors” beginning on page 23, as well as in the documents incorporated by reference into this prospectus, to read about factors you should consider before buying shares of our Class A common stock.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect, and have elected, to comply with certain reduced public company reporting requirements for future filings. See “Prospectus summary—Implications of being an emerging growth company.”

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Price to public	$13.25000	$152,375,000

Underwriting discounts and commissions(1)	$0.59625	$6,856,875

Proceeds to us before expenses	$12.65375	$145,518,125

(1)	See “Underwriting (conflicts of interest)” for a description of compensation to be paid to the underwriters.

We have granted the underwriters the option to purchase an additional 1,725,000 shares of Class A common stock to cover over-allotments.

The underwriters expect to deliver the shares against payment in New York, New York on or about June 29, 2020 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

J.P. Morgan	BofA Securities	Wells Fargo Securities	Jefferies

Co-Managers

Keefe Bruyette & Woods     Raymond James     William Blair     Dowling & Partners Securities LLC     Capital One Securities

            A Stifel Company

The date of this prospectus is June 24, 2020.

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of Class A common stock. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Commonly used defined terms

In this prospectus, unless the context otherwise requires, “Baldwin Risk Partners,” the “Company,” “BRP,” “we,” “us” and “our” refer (i) prior to the consummation of the Reorganization Transactions, to Baldwin Risk Partners, LLC and its subsidiaries and (ii) after the Reorganization Transactions, to BRP Group, Inc., Baldwin Risk Partners, LLC and their subsidiaries.

The following terms have the following meanings throughout this prospectus unless the context indicates or requires otherwise:

Book of Business	Insurance policies bound by us on behalf of our Clients

BRP LLC Members	Holders of outstanding equity interests of Baldwin Risk Partners, LLC

Clients	Our insureds

Colleagues	Our employees

Credit Agreement

Fourth amended and restated credit agreement between Baldwin Risk Partners, LLC, as borrower, JPMorgan Chase Bank, N.A., as agent and lender, and the several banks and other financial institutions as lenders entered into on

i

December 19, 2019, pursuant to an amendment and restatement agreement between Baldwin Risk Partners, LLC, as borrower, Cadence Bank, N.A., as existing agent and lender, JPMorgan Chase Bank, N.A., as successor agent and lender, and the several banks and other financial institutions as lenders entered into on December 19, 2019, as amended by the Incremental Facility Amendment No. 1 entered into on March 12, 2020, Amendment No. 2 entered into on April 6, 2020 and Incremental Facility Amendment No. 3 entered into on June 18, 2020

Exchange Act	Securities Exchange Act of 1934, as amended

Initial Public Offering	BRP Group Inc.’s initial public offering of its Class A common stock completed on October 28, 2019 in which it sold 18,859,300 shares, including 2,459,300 shares pursuant to the underwriters’ over-allotment option that subsequently settled on November 26, 2019

Insurance Company Partners	Insurance companies with which we have a contractual relationship

Operating Groups	Our reportable segments

Partners	Companies that we have acquired, or in the case of asset acquisitions, the producers

Partnerships	Strategic acquisitions made by the Company

Pre-IPO LLC Members	Owners of LLC Units of Baldwin Risk Partners, LLC prior to the Initial Public Offering, which include:

•	Trevor Baldwin, our Chief Executive Officer;

•	Lowry Baldwin, our Chairman, and BIGH, an entity controlled by Lowry Baldwin;

•	Elizabeth Krystyn, one of our founders;

•	Laura Sherman, one of our founders;

•	Kris Wiebeck, our Chief Financial Officer;

•	John Valentine, our Chief Partnership Officer;

•	Dan Galbraith, our Chief Operating Officer;

•	Brad Hale, our Chief Accounting Officer;

•	Chris Stephens, our General Counsel; and

•	Villages Invesco and certain other historical equity holders in Partners.

Reorganization Transactions	A series of reorganization transactions that were completed in connection with the Initial Public Offering

Risk Advisors	Our producers

SEC	U.S. Securities and Exchange Commission

Securities Act	Securities Act of 1933, as amended

Tax Receivable Agreement	Tax Receivable Agreement between BRP Group, Inc. and the owners of Baldwin Risk Partners, LLC outstanding equity interests entered into on October 28, 2019

Market and industry data

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, including from Reagan Consulting and Optis Partners, as well as from filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. These data involve a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section in this prospectus, and in the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein.

Throughout this prospectus we reference our relative market positioning and performance as compared to the competitors that we consider peers. Large-peer average figures comprise those of Aon plc, Arthur J. Gallagher & Co., Brown & Brown, Inc., Marsh & McLennan Companies, Inc. and Willis Towers Watson plc. The peer group metrics are based on the latest date for which complete financial data are publicly available.

Trademarks and service marks

This prospectus contains references to a number of trademarks and service marks which are our registered trademarks or service marks, such as “Baldwin Risk Partners,” “Baldwin Krystyn Sherman Partners” and “Insight Beyond Insurance” or trademarks or service marks for which we have pending applications or common law rights. Trade names, trademarks and service marks of third parties appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks, service marks and trade names are referred to in this prospectus without the SM and ® symbols, but such references are not intended to indicate, in any way, that the owner thereof will not assert, to the fullest extent under applicable law, such owner’s rights to their trademarks, service marks and trade names.

Basis of presentation

The financial statements and other disclosures included or incorporated by reference in this prospectus include those of BRP Group, Inc., which is the issuer of the Class A common stock, and those of its consolidated subsidiaries, including Baldwin Risk Partners, LLC, which became the principal operating subsidiary of BRP Group, Inc. through the Reorganization Transactions.

The consolidated financial statements included elsewhere in this prospectus include the accounts of BRP Group, Inc., Baldwin Risk Partners, LLC and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. As the sole manager of Baldwin Risk Partners, LLC, BRP Group, Inc. operates and controls all the business and affairs of Baldwin Risk Partners, LLC, and has the sole voting interest in, and controls the management of, Baldwin Risk Partners, LLC. Accordingly, BRP Group, Inc. began consolidating Baldwin Risk Partners, LLC in its consolidated financial statements as of the closing date of the Initial Public Offering, resulting in a noncontrolling interest related to the LLC Units held by Baldwin Risk Partners, LLC members on its consolidated financial statements.

Non-GAAP financial measures

We refer in this prospectus to the following non-GAAP financial measures:

•	Adjusted EBITDA;
•	Adjusted EBITDA Margin;
•	Organic Revenue;
•	Organic Revenue Growth;
•	Core Organic Revenue Growth;
•	Adjusted Net Income; and
•	Adjusted Diluted Earnings Per Share (“Adjusted Diluted EPS”)

These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles in the United States, or GAAP. They are supplemental financial measures of our performance only, and should not be considered substitutes for net income, commissions and fees or any other measure derived in accordance with GAAP.

As used in this prospectus, these non-GAAP financial measures have the following meanings:

•

Adjusted EBITDA is net income (loss) before interest, taxes, depreciation, amortization, change in fair value of contingent consideration and certain items of income and expense, including share-based compensation expense, transaction-related expenses related to Partnerships, including severance and certain non-recurring costs, including those related to the Initial Public Offering and loss on modification and extinguishment of debt;

•	Adjusted EBITDA Margin is Adjusted EBITDA divided by commissions and fees;

•

Organic Revenue is commissions and fees for the period excluding (i) the first twelve months of commissions and fees generated from new Partners and (ii) the impact of the change in our method of accounting for commissions and fees from contracts with customers as a result of the adoption of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, effective January 1, 2018, under the New Revenue Standard on our 2018 commissions and fees when the impact is measured across periods that are not comparable.

•

Organic Revenue Growth is the change in Organic Revenue period-to-period, with prior period results adjusted for Organic Revenues that were excluded in the prior period because the relevant Partners had not yet reached the twelve-month owned mark, but which have reached the twelve-month owned mark in the current period. For example, revenues from a Partner acquired on June 1, 2018 are excluded from Organic Revenue for 2018. However, after June 1, 2019, results from June 1, 2018 to December 31, 2018 for such Partners are compared to results from June 1, 2019 to December 31, 2019 for purposes of calculating Organic Revenue Growth in 2019.

•	Core Organic Revenue Growth is the change in Organic Revenue used to calculate Organic Revenue Growth less profit-sharing income revenue growth and other income revenue growth.

•

Adjusted Net Income is defined as net income (loss) adjusted for amortization and certain items of income and expense, including costs related to our Initial Public Offering, share-based compensation expense, transaction-related expenses related to Partnerships including severance, and certain non-recurring costs that, in the opinion of management, significantly affect the period-over-period assessment of operating results, and the related tax effect of those adjustments.

•	Adjusted Diluted EPS is calculated as Adjusted Net Income divided by adjusted dilutive weighted-average shares outstanding.

Adjusted EBITDA is a key metric used by management and our board of directors to assess our financial performance. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance, and that the presentation of this measure enhances an investor’s understanding of our financial performance. We believe that Adjusted EBITDA Margin is helpful in measuring profitability of operations on a consolidated level. For a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to net income, see “Prospectus summary—Summary historical and pro forma financial and other data.”

Organic Revenue and Organic Revenue Growth are key metrics used by management and our board of directors to assess our financial performance. We believe that Organic Revenue and Organic Revenue Growth are appropriate measures of operating performance as they allow investors to measure, analyze and compare growth in a meaningful and consistent manner. Core Organic Revenue Growth is being presented for the current quarter ended March 31, 2020. We believe that Core Organic Revenue Growth is an appropriate measure of the consistency of our core revenue during the economic downturn related to COVID-19. For reconciliations of Organic Revenue Growth and Core Organic Revenue Growth to commissions and fees, see “Prospectus summary—Summary historical and pro forma financial and other data.”

Adjusted Net Income is presented for the purpose of calculating Adjusted Diluted EPS. Adjusted Diluted EPS measures our per share earnings excluding certain expenses as discussed above and assuming all shares of Class B common stock were exchanged for Class A common stock. We believe Adjusted Diluted EPS is useful to investors because it enables them to better evaluate per share operating performance across reporting periods.

Our use of the terms Adjusted EBITDA, Adjusted EBITDA Margin, Organic Revenue, Organic Revenue Growth, Core Organic Revenue Growth, Adjusted Net Income and Adjusted Diluted EPS may vary from the use of similar terms by other companies in our industry and accordingly may not be comparable to similarly titled measures used by other companies.

The non-GAAP financial measures used in this prospectus have not been reviewed or audited by our or any independent registered public accounting firm.

Adjusted EBITDA and Adjusted EBITDA Margin have important limitations as analytical tools. For example, Adjusted EBITDA and Adjusted EBITDA Margin:

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs;

•	do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our core operations;

•	do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	do not reflect stock-based compensation expense and other non-cash charges; and

•	exclude certain tax payments that may represent a reduction in cash available to us.

v

Prospectus summary

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus and in the documents incorporated by reference herein. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should carefully read this entire prospectus, including the information incorporated by reference herein and the matters discussed in the information set forth under the sections titled “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and our financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2019, which are incorporated by reference herein, as revised or supplemented by our subsequent Quarterly Reports on Form 10-Q or our subsequent Current Reports on Form 8-K that we have filed with the SEC, all of which are incorporated by reference herein, before deciding whether to purchase shares of our Class A common stock.

Who we are

We are a rapidly growing independent insurance distribution firm delivering solutions that give our Clients the peace of mind to pursue their purpose, passion and dreams. We support our Clients, Colleagues, Insurance Company Partners, and Communities through the deployment of vanguard resources and capital to drive organic and inorganic growth. We are innovating the industry by taking a holistic and tailored approach to risk management, insurance and employee benefits. Our growth plan includes increased geographic representation across the U.S., expanded client value propositions and new lines of insurance to meet the needs of evolving lifestyles, business risks and healthcare funding. We are a destination employer supported by an award-winning culture, powered by exceptional people and fueled by industry-leading growth and innovation.

We represent over 500,000 clients across the United States and internationally. Our over 800 Colleagues include approximately 240 Risk Advisors, who are fiercely independent, relentlessly competitive and “insurance geeks.” We have over 50 offices, all of which are equipped to provide diversified products and services to empower our clients at every stage through our four Operating Groups.

•

Middle Market provides expertly-designed private risk management, commercial risk management and employee benefits solutions for mid-to-large-size businesses and high net worth individuals, as well as their families.

•	MainStreet offers personal insurance, commercial insurance and life and health solutions to individuals and businesses in their communities.

•

Medicare offers consultation for government assistance programs and solutions to seniors and Medicare-eligible individuals through a network of agents. In the Medicare Operating Group, BRP generates commissions and fees in the form of direct bill insurance placement and marketing income. Marketing income is earned through co-branded marketing campaigns with our Insurance Company Partners.

•

Specialty delivers specialty insurers, professionals, individuals and niche industry businesses expanded access to exclusive specialty markets, capabilities and programs requiring complex underwriting and placement. With the addition of the Millennial Specialty Insurance LLC, or MSI, Partnership in April 2019, the Specialty Operating Group also represents a leading technology platform. MGA of the Future has a national renter’s insurance program distributed via sub-agent partners and property management software providers, which has expanded distribution capabilities for new products through our wholesale and retail networks.

In 2011, we adopted the “Azimuth” as our corporate constitution. Named after a historical navigation tool used to find “true north,” the Azimuth asserts our core values, business basics and stakeholder promises. The ideals encompassed by the Azimuth support our mission to deliver indispensable, tailored insurance and risk management insights and solutions to our clients. We strive to be regarded as the preeminent insurance advisory firm fueled by relationships, powered by people and exemplified by client adoption and loyalty. This type of environment is upheld by the distinct vernacular we use to describe our services and culture. We are a firm, instead of an agency; we have Colleagues, instead of employees, and we have Risk Advisors, instead of producers/agents. We serve clients instead of customers and we refer to our strategic acquisitions as Partnerships. We refer to insurance brokerages that we have acquired, or in the case of asset acquisitions, the producers, as Partners.

We have developed a “Tailored Client Engagement Model” in each of our Operating Groups, which provides a disciplined sales process around our unique go-to-market strategies. Our tailored models have generated strong new business flow, resulting in strong organic growth in each of our Operating Groups. The performance of our Operating Groups and our Partnership activity drove an increase in commissions and fees from $79.9 million in 2018 to $137.8 million in 2019 and consolidated Organic Revenue Growth of 10% in 2019, which was 2x greater than the large-peer average according to public filings. We achieved similar results in 2018, reaching 18% Organic Revenue Growth.

	For the Years Ended December 31,
	(in thousands, except percentages)
	2019	2018
Commissions and fees	$137,841	$79,880
New Revenue Standard(1)	—	(200)
Partnership commissions and fees(2)	(50,163)	(22,897)

Organic Revenue(3)	$87,678	$56,783

Organic Revenue Growth(3)	7,780	8,794
Organic Revenue Growth %(3)	10%	18%

(1)

The Company changed its method of accounting for commissions and fees from contracts with customers as a result of the adoption of ASC Topic 606, Revenue from Contracts with Customers, effective January 1, 2018, under the modified retrospective method. Under the modified retrospective method, the Company was not required to restate comparative financial information prior to the adoption of these standards and therefore such information presented prior to January 1, 2018 continues to be reported under the Company’s previous accounting policies. As such, an adjustment is made to remove the impact of the adoption from the calculation of organic growth when the impact is measured across periods that are not comparable.

(2)	Excludes the first twelve months of such commissions and fees generated from newly acquired Partners.
(3)

Organic Revenue for the year ended December 31, 2018 used to calculate Organic Revenue Growth for the year ended December 31, 2019 was $79.9 million, which is adjusted to reflect revenues from Partnerships that reached the twelve-month owned mark during the year ended December 31, 2019.

Our thoughtfully designed client experience is tailored to further build on our mission of delivering peace of mind to our clients, yielding increased new business opportunities and client retention. On the new business side, we have delivered industry-leading Sales Velocity (which refers to the amount obtained by dividing new business written in the current year over the prior year’s commissions and fees). In 2019, our Middle Market Operating Group generated Sales Velocity of 18%, which is 1.5x greater than the industry average according to

Reagan Consulting. Our MainStreet Operating Group generated 22% Sales Velocity, or 1.8x greater than the industry average according to Reagan Consulting. We are not aware of any comparable statistics for the Medicare or Specialty Operating Groups. On the retention side, we focus on building client relationships through our innovative client value propositions, niche industry expertise, differentiated growth services and excellence in client execution. Our institutionalized client loyalty and established status as a valued business partner has resulted in client retention which we believe to be 93% during 2019 in our Middle Market Operating Group. Taken together, our four Operating Groups are capable of serving clients throughout their lifecycle. We believe that the nature of our product suite offers us compelling cross-sell opportunities as clients remain in our ecosystem over time and the diversification of our client base better positions us to produce attractive financial results across economic cycles.

Our attractive operational profile is further enhanced by strategically targeted regions and specialized industries. A significant portion of our business is concentrated in the Southeastern U.S. Our clients live and work in many of the fastest growing states in the country, including Florida and Texas. We have also developed core subject matter expertise in rapidly growing industries such as healthcare, technology, construction, transportation, finance and real estate. As we continue to expand our existing market presence, we will continue to prioritize geographies and industries that we believe will enable us to maintain outsized growth.

Our fun and entrepreneurial mindset has earned us recognition as a “destination employer,” which creates an enduring ability to grow through Colleague hiring while also driving Colleague retention. We onboarded 75 Risk Advisors in 2019 (excluding the Medicare Operating Group), an increase from 58 Risk Advisors onboarded in 2018. Our 2017–2019 average Risk Advisor Retention Rate was 87% (79% in 2019). Our differentiated Risk Advisor recruiting strategy is focused on sourcing ambitious candidates, ensuring cultural fit and providing a layer of support to help Risk Advisors succeed in delivering excellence to our clients. Our recruiting efforts have resulted in an average Risk Advisor age of 44 years, as of March 31, 2020, meaningfully below the industry average of 54 years according to the 2018 Future One Agency Universe Study. We are specifically focused on continuous talent development driven by frequent and transparent communication, defined sales approaches, clear compensation goals and consistent reviews with leadership to cultivate a vibrant culture. We believe that our continued ability to recruit, train and retain Risk Advisors will give us a substantial competitive advantage in the years to come as the brokerage industry faces an impending wave of retirements.

Our business has grown substantially since our founding in 2011 and we believe that our proven Partnership model provides continued opportunity for strong growth. In the United States, there are approximately 37,000 insurance brokers and, according to Optis Partners, over 600 were sold in both 2018 and 2019. We carefully seek companies that have cultural congruency, distinguishing products or expertise and unique growth attributes and have consummated Partnerships with 34 firms since 2016. We believe there is an expansive universe of firms that could fit our target partner characteristics. Our differentiated value proposition as a “forever investor” offers new Partners the ability to continue to grow their business, benefit from the upside of their growth and partner with like-minded entrepreneurs who provide a long-term home for them. We also have a highly systematic and regimented integration process, supported by our integration team, The Navigators, which balances both efficiency and respect for our new Colleagues.

Our new Partners have generated significant growth since joining our network due to our effective integration process. New Partners who joined us on or before April 1, 2019 produced $75.8 million of commissions and fees in the twelve months preceding the closing of such new Partnerships (excludes new Partners with less than $1 million of commissions and fees). In their first full year with BRP, these same Partners generated

$91.7 million of commissions and fees, representing a 21% increase in commissions and fees during what can be a disruptive integration process.

In addition to our integration framework that provides resources for growth, in the past we have typically issued membership interests on a tax deferred basis in our Partnerships, allowing new Partners to participate in the value they create. Given that we have an “Up-C” structure, we believe that we are one of the few insurance brokers that can offer new Partners interests in a Partnership that can be exchanged for stock of a public company (or cash of equivalent value) and offer a tax deferral mechanism, increasing the financial attractiveness of our platform to potential Partners. Additionally, we have entered into the Tax Receivable Agreement which can give our new Partners the right to receive certain additional cash payments from us after such an exchange in respect of certain tax benefits we may realize in connection with such exchange. Ownership interest has typically comprised 15–25% of the total consideration of Partnerships and is an indication of the sellers’ interest in being invested for the long term. Our Partnership approach has greatly distinguished BRP in the marketplace and we have become a recognized partner of choice for business owners seeking to benefit from the resources of a larger organization without sacrificing their entrepreneurial spirit and desire to grow. We believe this gives us a unique edge when desirable partners are choosing between buyers.

We source Partnerships through both proprietary deal flow, competitive auctions and cultivated industry relationships. At present, we are in active dialogue with 23 potential partners and continually add potential partners to our official pipeline. All of our Operating Groups are represented in our pipeline, with the approximate split of number of opportunities by commissions and fees being: ~68% Middle Market Operating Group, ~9% Specialty Operating Group, ~1% MainStreet Operating Group and ~23% Medicare Operating Group. We have proven execution capabilities as demonstrated by our increasing pace of Partnerships. In 2018, we added twelve new Partners, the largest of which had $11 million in commissions and fees for the prior annual period. In 2019, we added six new Partners, the largest of which had $28 million in commissions and fees for the prior annual period. In 2020, we added nine new Partners, with $78.0 million in annualized revenue, which is calculated as revenue attributable to acquired businesses for the most recent 12-month period prior to acquisition evaluated based on Quality of Earnings reviews (“Annualized Revenue”). We believe that our increase in pace is, in part, attributable to visibility created by our Initial Public Offering. We expect to continue to benefit from an elevated profile in the future.

Within our differentiated operating model we utilize our growth services platform, which are separated from our sales efforts, to create efficiency across our Operating Groups and deliver the firm to clients. We believe this growth services infrastructure allows us to deliver consistent service and meet the changing needs of our growing clients. Through our efficient integration process, starting right after the closing, our new Partners have access to our growth services platform, designed to help them to expand their capabilities and enhance their productivity.

We have developed a thoughtful and deliberate architecture for our business, which has resulted in strong growth and financial performance. We take no underwriting risk on our balance sheet. Our commissions and fees increased 72% from $79.9 million in 2018 to $137.8 million in 2019. Our Organic Revenue Growth was 18% in 2018 and 10% in 2019. Our net income margins for the years ended December 31, 2018 and December 31, 2019 were 3% and (16)%, respectively. Our Adjusted EBITDA Margins for the years ended December 31, 2018 and December 31, 2019 were 20% and 21%, respectively.

Historical Financial Summary ($ millions, except percentages)

	Year ended December 31,
	2019	2018
Commissions and fees	$137.8	$79.9
Net income (loss)	(22.5)	2.7
Organic Revenue Growth	10%	18%

Industry overview

The demand for our products is significant and expanding. Our core products include commercial property and casualty, or P&C, insurance (6.6% industry premium growth in 2019), employee benefits insurance and personal lines insurance (3.7% industry premium growth in 2019). As a distributor of these products, we compete on the basis of reputation, client service, industry insights and know-how, product offerings, ability to tailor our services to the specific needs of a client and, to a lesser extent, price of our services. In the United States, our industry is comprised of large, global participants, such as Aon plc, Marsh & McLennan Companies, Inc. and Willis Towers Watson plc and mid-sized participants, such as Acrisure, LLC, Arthur J. Gallagher & Co., AssuredPartners, Inc., Brown & Brown Inc., Hub International Limited, USI, Inc., Goosehead Insurance, Inc., Lemonade Insurance Company, eHealth, Inc. and ourselves. The remainder of our industry is highly fragmented and comprised of approximately 37,000 regional participants that vary significantly in size and scope.

In recent years, there has been notable merger and acquisition activity in the insurance brokerage space. According to Optis Partners, there were 643 and 649 insurance brokerage acquisitions in 2018 and 2019, respectively. Despite the recent consolidation in the insurance brokerage industry, the industry remains highly fragmented and the number of independent agencies has remained roughly constant since 2006. The fragmented industry landscape presents us with the opportunity to continue acquiring high-quality Partners.

Commercial property and casualty industry:    Commercial property and casualty brokers provide businesses with access to property, professional liability, workers’ compensation, management liability, commercial auto insurance products as well as risk-management services. In addition to negotiating competitive policy terms on behalf of clients, insurance brokers also serve as a distribution channel for insurers and often perform much of the administrative functions. Insurance brokers generate revenues through commissions, calculated as percentage of total insurance premium, and through fees for management and consulting services. Commercial insurance premiums have grown steadily at a 3.7% annual rate since 2009, in-line with the broader economy and underlying insured values. The underwriting landscape is fragmented, as the top 10 underwriters accounted for only 37% of 2019 total commercial lines direct premiums written ($339 billion). Top writers of 2019 included Chubb, Travelers, Liberty Mutual, Zurich and AIG. We have relationships with leading commercial writers, as well as regional insurers who have a presence in our target markets. We conduct commercial property and casualty business within our Middle Market, MainStreet and Specialty Operating Groups.

Employee benefits industry:    Employee benefit advisors provide businesses and their employees with access to individual and group medical, dental, life and disability coverage. In addition to functioning as distributors, employee benefits brokers also provide assistance with benefit plan design. Employee benefits brokers’ capabilities often enable middle-market businesses to fully outsource their employee benefits program design, management and administration without committing internal resources or investing substantial capital in systems. Employee benefit advisors generate revenues through commissions and fees for management and consulting services. In recent years, as a result of the Affordable Care Act, or ACA, healthcare has become increasingly more complex and the demand has grown for sophisticated employee benefits consultants. We expect this trend to continue and we remain well positioned as a result of our consistent investment in our employee benefits capabilities. We conduct employee benefits business within our Middle Market and MainStreet Operating Groups.

Personal lines industry:    Personal lines brokers provide individual consumers with access to home, auto, umbrella and recreational insurance products. Similar to commercial lines agents, personal lines insurance agents generate revenues through commissions and fees for management and consulting services. Personal insurance premiums have grown at a 4.5% annual rate since 2009. Within personal lines, automobile premiums accounted for 70% of 2019 premiums and homeowners premiums accounted for 30% of 2019 premiums. Personal lines direct written premiums in 2019 were $362 billion. Top writers of 2019 included State Farm, Berkshire Hathaway (through GEICO), Progressive, Allstate and USAA. Personal lines premiums are traditionally sold through independent agents (35%), captive agents (47%) or direct distribution (18%, concentrated between top direct distributors such as GEICO and Progressive) based on the 2019 Market Share Report. We conduct this personal lines business within our Middle Market (high net worth), MainStreet and Specialty Operating Groups.

Medicare industry:    The Medicare industry is an approximately $700 billion market representing 20% of total healthcare spending in 2016 with approximately 60 million people enrolled through the employer subsidized and unsubsidized retail market according to the U.S. Congressional Budget Office and the Henry J. Kaiser Family Foundation. Market participants in the U.S. mainly qualify by virtue of being age 65 or older (~84% of Medicare population in 2016). This population is rapidly expanding as more baby boomers approach retirement; there are 10,000 U.S. senior citizens expected to reach retirement age every day for the next 10 years. The Medicare market is split between Original Medicare Plan, a fee-for-service plan managed by the federal government which represents approximately two-thirds of the market and Medicare Advantage, a rapidly growing private Medicare option representing approximately one-third of the market. Medicare advisors assist in determining optimal coverage based on an individual’s healthcare needs and spending limitations.

How we win

Tailored client engagement model:    The biggest challenge in insurance distribution is creating new relationships. To address this challenge, we have created a Tailored Client Engagement Model for each Operating Group. As a result of our Tailored Client Engagement Model, we have generated industry-leading Sales Velocity. In 2019, our Middle Market Operating Group generated Sales Velocity of 18%, which is 1.5x greater than the industry average according to Reagan Consulting. Our MainStreet Operating Group generated 22% Sales Velocity, or 1.8x greater than the industry average according to Reagan Consulting. We are not aware of any comparable statistics for the Medicare or Specialty Operating Groups. We believe our Sales Velocity results indicate that our organic growth advantage is sustainable.

Exceptional growth services:    We have created a vast and scalable growth services infrastructure that supports our Colleagues, new Partners and their organic growth aspirations. We provide comprehensive back-office support to our Risk Advisors to allow complete focus on selling new business and client engagement. Our growth services functions include human resources, marketing and branding, information technology and accounting and finance. The combination of these growth services allows us to expand the capabilities and enhance efficiency of new Partners which creates meaningful value.

A winning culture centered on sales and service:    We are in the business of building and maintaining relationships. It is our job to make sure our Colleagues can consistently reach and exceed our clients’ expectations. Through the creation and embodiment of the Azimuth, our Colleagues strive to offer a level of predictable and exceptional service. To make sure we never stray from the Azimuth’s values, we actively reengage with them through the “Azies,” our annual Colleague awards, and through rewards points (redeemable for token prizes, team gifts, donations to charity or additional vacation time) that recognize Colleagues for performing above and beyond. We award Azies annually to Colleagues in each of our divisions for demonstrating key attributes of the Azimuth, which include: (1) growing commissions and fees; (2) delivering exceptional client experiences; (3) driving operational execution and efficiency and (4) fostering a culture where Colleagues can learn, grow and thrive. Our consistent reinforcement of leading the way by living the Azimuth has allowed us to continue offering the highest levels of service, even as we have scaled.

Ongoing commitment to talent development:    We have a longstanding commitment to talent development that stems from our respect for our Colleagues and an appreciation for the skills required to sell insurance properly. We develop talent though BRP University, which offers over 100 in-person and webinar classes per year. We believe our efforts to develop talent have been successful to date. In 2019, our average Middle Market Risk Advisor generated approximately $178 thousand in New Business Commissions (which refers to commissions related to policies in their first term) or 1.6x greater than the industry average for “Million Dollar Producers.” Million Dollar Producers are producers with more than three years in the industry and a Book of Business (which refers to the total annualized amount of insurance commissions for which they are responsible for generating) greater than $1,000,000.

Dynamic and aligned leadership team:    Our management team is led by Trevor Baldwin, our Chief Executive Officer and a fourth generation Risk Advisor. He joined our Middle Market Operating Group in 2009, co-founded BRP in 2011 and has subsequently led the firm’s expansion beyond the Middle Market Operating Group, including the inception and development of the MainStreet, Medicare and Specialty Operating Groups. Our management team also includes Lowry Baldwin, our Chairman and a founding partner. A serial entrepreneur and self-described “insurance geek,” he first entered the insurance business in 1981. In 2000, he sold his firm, DavisBaldwin, which was then one of the 40 largest privately held brokerage firms in the country, to Wachovia Bank. He subsequently co-founded Baldwin Krystyn Sherman Partners, or BKS, BRP’s predecessor, along with Elizabeth Krystyn and Laura Sherman, both of whom remain actively engaged in the Middle Market Operating Group. Trevor Baldwin and Lowry Baldwin are joined by an experienced and talented group of leaders, including Kris Wiebeck, our Chief Financial Officer, John Valentine, our Chief Partnership Officer, Dan Galbraith, our Chief Operating Officer, Brad Hale, our Chief Accounting Officer and Chris Stephens, our General Counsel. Mr. Wiebeck, Mr. Valentine, Mr. Galbraith, Mr. Hale and Mr. Stephens have significant experience outside of insurance distribution, bringing a diverse group of skill sets and meaningful expertise to our organization. Our management team is closely aligned with shareholder interests as a result of significant equity holdings. We are also supported by professional business and senior leadership across the firm, which provides a diversity and strength of experience.

Our growth strategy

Leverage the diverse, full-service platform we have created:    We believe we have all the core elements in place to achieve our goal of becoming one of the ten largest insurance brokers in the country within the next nine years. We play in the right niches, each with favorable growth trajectories and defensible market positions. We have a proven ability to hire and develop sales talent. Our Partnership model is seen as highly attractive to entrepreneurs and we believe it provides us access to an enormous market opportunity. Our growth services infrastructure fully supports our newly hired Colleagues and new Partners with back-office support, while simultaneously making them more efficient. Most importantly, we have fostered a highly differentiated culture guided by the Azimuth, which enhances our ability to develop new Risk Advisors, to complete new Partnerships with fast growing firms and to accelerate the growth of new Partners once onboarded on our platform.

Recruit and retain top-tier talent:    We have a proven ability to develop new Risk Advisors; the average age of a Risk Advisor in our firm was 44 years old, as of March 31, 2020, compared to the industry average of 54 years old according to the 2018 Future One Agency Universe Study. In 2019, we onboarded 75 Risk Advisors and 212 Colleagues (excluding Medicare), increasing our total Colleagues to over 800. Of the 75 Risk Advisors we onboarded, 40 were organic new hires and 35 joined via Partnerships. Many of our organic new hires were new to the brokerage industry. Our ability to successfully hire from outside of the industry is a direct result of our screening process which relies heavily on cognitive and behavioral testing, as well as an internship program. Our selective approach to hiring has resulted in differentiated levels of Risk Advisor and Colleague retention despite our focus on managing out underperformers. Over the past three years, we have averaged 87% Risk Advisor retention, a figure that increases to 93% when excluding Risk Advisors with less than one year of tenure and 86% Colleague retention. Results for 2019 were in-line with three-year averages (79% Risk Advisor retention, 87% Risk Advisor retention when excluding Risk Advisors with less than one year of tenure and 83% Colleague retention).

Leverage our history and culture to be a partner of choice for insurance brokerage entrepreneurs:    Entrepreneurship runs in our DNA. We have long prided ourselves as a firm of, by and for entrepreneurs. Our first Tailored Client Engagement Model, RiskMappingTM, was designed specifically to help entrepreneurs manage the unique risks that come with their lifestyle. Not only do we have a clear understanding of entrepreneurs as clients, but we have a clear understanding of entrepreneurs as candidates for Partnership. We have established ourselves as a partner of choice by providing differentiated value propositions. Our status as a partner of choice is evident in our proprietary deal flow. Since 2012, 70% of our new Partners have joined us outside of an auction process.

Focus consistently on technology enablement:    We have and will continue to make the investments required to both better service our clients and establish a competitive advantage. Investments to date include the acquisition and buildout of MGA of the Future, the aggregation of Florida homeowners’ data to facilitate an A.M. Best-rated product and numerous applications related to compliance, risk control and client enrollment. In 2020, we launched Guided Solutions (“Guided”), our new MainStreet and Medicare brand. Guided leverages innovative cloud-based technology to provide Clients with routine and predictable service and differentiated and holistic advice. We believe our technology investments will further broaden our clients’ access to the insurance market while increasing our efficiency and enhancing our growth profile.

Nurture the optimal business portfolio:    We have the ability to continually evolve our business through new hires and Partnerships. Historically, we have used this ability to add capabilities that address our clients’ problems, to enter emerging insurance markets quickly and to capitalize on improving demographics and growth industries. Moving forward, we will continue to curate our portfolio to position us to grow. With our established presence in each of our target market segments, future additions to the business have the potential to be even more accretive than they were in the past. We also have the ability to develop de-novo products through MGA of the Future and distribute these products through the Middle Market and MainStreet Operating Groups, differentiating ourselves from the competition and providing ourselves favorable economic arrangements. Given the sheer size of the insurance industry, we believe that we have the opportunity to target high-growth areas in the decades to come.

Recent developments

COVID-19 update

In March 2020, the World Health Organization declared a novel strain of the coronavirus, COVID-19, a pandemic. The COVID-19 outbreak has severely restricted the level of economic activity around the world. In response to this outbreak, the governments of many countries, states, cities and other geographic regions, including in the United States, have taken preventive or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forgo their time outside of their homes. In the United States, temporary closures of businesses have been ordered and numerous other businesses have temporarily closed voluntarily.

Our Clients and Colleagues are our first priority and we have taken steps to ensure their safety by implementing a remote work environment for the majority of our Colleagues without disruption to Client service. We have funded the BRP True North Colleague Fund to assist with relief for COVID-19 and other qualifying disasters for our Colleagues experiencing extraordinary hardship. We are currently matching Colleague donations dollar-for dollar.

We intend to continue to execute on our strategic plans and operational initiatives during the pandemic. However, given the uncertainty regarding the spread and severity of COVID-19, the duration and scope of the government shutdowns, the nature of societal responses and the adverse effects on the national and global economy, the related financial impact on our business cannot be accurately predicted at this time. The national and global economies have rapidly contracted as a result of COVID-19. The decreased level of economic activity is leading to, and is likely to continue to lead to, a decline in exposure units and rising unemployment. In addition, the uncertainties associated with the protective and preventive measures being put in place or recommended by both governmental entities and other businesses, among other uncertainties, may result in delays or modifications to our plans and initiatives. See “Risk Factors – Risks relating to our business – The ongoing novel coronavirus (COVID-19) pandemic could result in declines in business and increases in claims that could adversely affect our business, financial condition and results of operations.”

We use the terms ‘‘soft market’’ and ‘‘hard market’’ to describe the business cycles experienced by the insurance industry. A soft market is an insurance market characterized by a period of declining premium rates, which can negatively affect commissions earned by insurance agents. A hard market is an insurance market characterized by a period of rising premium rates, which, absent other changes, can positively affect commissions earned by insurance agents. Due to COVID-19 and related effects, premium rates have recently risen and we have seen characteristics of a “hard market” that we believe may benefit our business.

Our Organic Revenue for the three months ended March 31, 2020 was $54.2 million compared to $29.8 million for the three months ended March 31, 2019, resulting in Organic Revenue Growth for the three months ended March 31, 2020 of 5% compared with the comparable period in 2019. Our Core Organic Revenue Growth (which excludes the impact of lower contingent payments in the Mainstreet Operating Group and reduced other income revenue growth in the Medicare Operating Group) for the three months ended March 31, 2020 was 10%.

MGA of the Future

“MGA of the Future” policies in force grew to 440,155 at June 22, 2020 from 401,520 at March 31, 2020.

Credit Agreement amendment

On June 18, 2020, we amended the Credit Agreement to increase the aggregate borrowing capacity under our revolving line of credit to $400.0 million.

Certain corporate governance developments

After the completion of the Initial Public Offering, Lowry Baldwin, our Chairman, controlled a majority of our voting power. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Upon completion of this offering, parties to the Voting Agreement, will no longer control a majority of the voting power of our issued and outstanding common stock. At such time, we will accordingly no longer qualify as a “controlled company” for purposes of certain exemptions from the Nasdaq corporate governance standards. Under the Nasdaq listing requirements, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company, (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, the Nasdaq listing requirements provide a 12-month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement.

Prior to this offering, our board of directors has determined that the majority of our directors and that two of the three members of the compensation committee are independent for purposes of the Nasdaq corporate governance standards. We do not currently have a nominating/corporate governance committee or independent director oversight of director nominations. Should this offering be completed and accordingly, we no longer qualify as a “controlled company,” we intend to appoint additional directors or appoint certain of our existing independent directors who meet the Nasdaq independence requirements to the compensation committee within the time periods required by the Nasdaq corporate governance standards. In that event, we also intend to establish a nominating and corporate governance committee or provide for independent director oversight of director nominations within the time periods required by the Nasdaq corporate governance standards. See “Risk factors—Although we will not be a controlled company within the meaning of the Nasdaq rules upon the completion of this offering, during the phase-in period we may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.”

To the extent this offering is not completed, we will remain a “controlled company” for Nasdaq purposes and our corporate governance practices will remain unchanged. However, if we sell additional common stock in the future, or if parties to the Voting Group sell common stock in the future, then the parties to the Voting Group may control less than a majority of the voting power of our issued and outstanding common stock as a result of any such transaction and the changes outlined above will be triggered at such time. There can be no assurance that these changes will not be triggered at any time in the future.

Risk factors

An investment in shares of our Class A common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our Class A common stock include those associated with the following:

•

although we will not be a “controlled company” within the meaning of the Nasdaq rules upon the completion of this offering, during the phase-in period we may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies;

•

Lowry Baldwin, our Chairman, has significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control, and his interests in our business may be different than yours;

•	conditions impacting insurance companies or other parties that we do business with may impact us;

•	the impact of the novel coronavirus (COVID-19) pandemic and government shutdowns on our business;

•	the loss of one or more key executives or by an inability to attract and retain qualified personnel;

•	the failure to attract and retain highly qualified Partners could compromise our ability to expand the Baldwin Risk Partners network;

•

we may not be able to successfully identify and acquire target companies or integrate acquired companies into our Company, and we may become subject to certain liabilities assumed or incurred in connection with our acquisitions;

•	we have debt outstanding that could adversely affect our financial flexibility and subjects us to restrictions and limitations that could significantly impact our ability to operate our business;

•

we will be required to pay the Pre-IPO LLC Members and any other persons that have or will become parties to the Tax Receivable Agreement for certain tax benefits we may receive, and the amounts we may pay could be significant;

•	we may issue a substantial amount of our common stock in the future, which could cause dilution to investors and otherwise adversely affect our stock price; and

•

we are an “emerging growth company,” as defined in the JOBS Act (as defined below), and are availing ourselves of the reduced disclosure requirements applicable to emerging growth companies, which could make our Class A common stock less attractive to investors.

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk factors.”

Our corporate governance

We intend to continue to grow profitably by following the same successful approach to managing our business that we have used historically. As a public company, however, we implemented corporate governance practices designed to ensure alignment between the interests of our management team and our stockholders. Notable features of our governance practices include:

•	a fully independent audit committee;

•

for so long as the Pre-IPO LLC Members beneficially hold at least 10% of the aggregate number of outstanding shares of our common stock, which we refer to as the “Substantial Ownership Requirement,” the Pre-IPO LLC Members will be able to designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors and, so long as The Villages Invesco, LLC, or Villages Invesco, one of our significant shareholders, beneficially owns 7.5% of the aggregate number of outstanding shares of our common stock, it may designate one nominee for election to our board of directors and any director elected after having been nominated by Villages Invesco may only be removed for cause or with the consent of Villages Invesco. The parties to the Voting Agreement have agreed to vote for the election of the nominee designated by Villages Invesco;

•

although we will not be a “controlled company” within the meaning of the Nasdaq rules upon the completion of this offering, during the phase-in period we may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies. Accordingly, at the time of this offering, we do not intend to have a fully independent compensation committee or a fully independent nominating and corporate governance committee;

•

our board of directors is classified and is divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms. For so long as the Pre-IPO LLC Members beneficially hold at least a majority of the aggregate outstanding shares of our common stock, which we refer to as the “Majority Ownership Requirement,” each director may be removed with or without cause with a majority vote. Once the Majority Ownership Requirement is no longer met, such directors will be removable only for cause and with approval of 75% of the outstanding common stock;

•	our independent directors meet regularly in executive sessions without the presence of our management and our non-independent directors;

•

our independent directors appointed a “lead independent director,” whose responsibilities include, among others, calling meetings of the independent directors, presiding over executive sessions of the independent directors, participating in the formulation of board and committee agendas and, if requested by stockholders, ensuring that he or she is available, when appropriate, for consultation and direct communication; and

•

except for transfers to us pursuant to the amended and restated limited liability company agreement of Baldwin Risk Partners, LLC, or the Amended LLC Agreement, and to certain permitted transferees, the BRP LLC Members are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

Organizational structure

In connection with the Initial Public Offering, we entered into the following series of transactions to implement an internal reorganization, which we collectively refer to as the “Reorganization Transactions”:

•

we amended and restated Baldwin Risk Partners, LLC’s amended and restated limited liability company agreement (the “Amended LLC Agreement”) to, among other things, appoint BRP Group, Inc. as the sole managing member of Baldwin Risk Partners, LLC and to modify Baldwin Risk Partners, LLC’s capital structure to reclassify the equity interests into a single class of LLC units (the “LLC Units”);

•

as sole managing member of Baldwin Risk Partners, LLC, BRP Group, Inc. consolidates the financial results of Baldwin Risk Partners, LLC and a portion of the net income is allocated to the noncontrolling interest to reflect the entitlement of the other BRP LLC Members to a portion of Baldwin Risk Partners, LLC’s net income;

•

through a series of internal transactions, Baldwin Risk Partners, LLC issued LLC Units to equity holders of its Partners (other than certain joint ventures) in exchange for all the equity interests in such Partners not held by Baldwin Risk Partners, LLC prior to such exchange;

•

BRP Group, Inc.’s certificate of incorporation authorized the issuance of two classes of common stock including Class A common stock and Class B common stock, each of which entitles its holder to one vote per share on all matters submitted to a vote of the stockholders;

•

each of the Pre-IPO LLC Members was issued shares of BRP Group, Inc.’s Class B common stock in an amount equal to the number of LLC Units held by each such member following the reclassification of equity interests into LLC Units;

•

under the Amended LLC Agreement, BRP LLC Members have the right to require Baldwin Risk Partners, LLC to redeem all or a portion of their LLC Units for, at BRP Group, Inc.’s election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment;

•	BRP Group, Inc. and the Pre-IPO LLC Members entered into the Stockholders Agreement, which provides that approval by Pre-IPO LLC Members is required for certain corporate actions;

•

BRP Group, Inc. used the net proceeds from the Initial Public Offering to acquire 14,000,000 newly-issued LLC Units from Baldwin Risk Partners, LLC, 1,800,000 LLC Units from Lowry Baldwin, our Chairman, and 600,000 LLC Units from Villages Invesco, one of our significant shareholders, at a purchase price per LLC Unit equal to the public offering price of Class A common stock after underwriting discounts and commissions in the Initial Public Offering; and

•

BRP Group, Inc. entered into the Tax Receivable Agreement, which generally provides for payment by BRP Group, Inc. to BRP LLC Members of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that BRP Group, Inc. actually realizes as a result of certain tax basis adjustments resulting from the purchase of LLC Units in the Initial Public Offering and this offering, future taxable redemptions or exchanges of LLC Units, and payments made under the Tax Receivable Agreement.

Upon the completion of this offering and the application of the net proceeds therefrom, assuming no exercise of the underwriters’ option to purchase additional shares, we will hold approximately 42% of the outstanding LLC Units and the BRP LLC Members will hold approximately 58% of the outstanding LLC Units and approximately 58% of the combined voting power of our outstanding common stock. Holders of our Class A common stock will hold approximately 42% of the combined voting power of our common stock. Upon the completion of this offering, there will be 74,141,716 LLC Units outstanding. There are no limitations in the Amended LLC Agreement on the number of LLC Units issuable in the future and we are not required to own a majority of LLC Units.

Implications of being an emerging growth company

As a company with less than $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) in commissions and fees during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;

•

we are exempt from the requirement to obtain an attestation report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 for up to five years or until we no longer qualify as an emerging growth company;

•

we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

In this prospectus we have elected to take advantage of the reduced disclosure requirements relating to executive compensation, and in the future we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross commissions and fees of $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or more, (ii) the end of the fiscal year following the fifth anniversary of the date of the completion of our Initial Public Offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Corporate information

We were incorporated in the State of Delaware in July 2019. We are a newly formed corporation, have no material assets and have not engaged in any business or other activities except in connection with the Reorganization Transactions. Our principal executive offices are located at 4211 W. Boy Scout Blvd., Suite 800, Tampa, Florida, 33607, and our telephone number is (866) 279-0698. Our website is www.baldwinriskpartners.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

The offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A common stock. You should carefully read this entire prospectus, including the information incorporated by reference herein and the matters discussed in the information set forth under the sections titled “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and our financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2019, which are incorporated by reference herein, as revised or supplemented by our subsequent Quarterly Reports on Form 10-Q or our subsequent Current Reports on Form 8-K that we have filed with the SEC, all of which are incorporated by reference herein, before deciding whether to purchase shares of our Class A common stock.

Class A common stock offered by us	11,500,000 shares (or 13,225,000 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class A common stock to be outstanding after this offering	31,347,354 shares (or 74,141,716 shares if all outstanding LLC Units held by the BRP LLC Members were redeemed or exchanged for a corresponding number of newly-issued shares of Class A common stock).

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, 33,072,354 shares will be outstanding (or 74,141,716 shares if all outstanding LLC Units held by the BRP LLC Members were redeemed or exchanged for a corresponding number of newly-issued shares of Class A common stock).

Voting power held by holders of Class A common stock after giving effect to this offering	42% (or 100% if all outstanding LLC Units held by BRP LLC Members were redeemed or exchanged for a corresponding number of newly-issued shares of Class A common stock).

Voting power held by BRP LLC Members as holders of all outstanding shares of Class B common stock after giving effect to this offering	58% (or 0% if all outstanding LLC Units held by BRP LLC Members were redeemed or exchanged for a corresponding number of newly-issued shares of Class A common stock).

Voting rights after giving effect to this offering

Each share of common stock entitles its holder to one vote per share. Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders. For so long as the

Substantial Ownership Requirement is met, the BRP LLC Members will, among other things, be able to designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of the board of directors.

Redemption rights of the BRP LLC Members	Under the Amended LLC Agreement, the BRP LLC Members have the right (subject to the terms of the Amended LLC Agreement) to require Baldwin Risk Partners, LLC to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LLC Agreement. Additionally, in the event of a redemption request by a holder of LLC Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request of a holder of LLC Units, redeem or exchange LLC Units of such holder of LLC Units pursuant to the terms of the Amended LLC Agreement.

Except for transfers to us pursuant to the Amended LLC Agreement or to certain permitted transferees, BRP LLC Members are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $145.5 million (or approximately $167.3 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting underwriting discounts and commissions but before deducting estimated offering expenses.

We intend to use the net proceeds that we receive from this offering to purchase (i) 10,750,000 newly-issued LLC Units from Baldwin Risk Partners, LLC at a purchase price per LLC Unit equal to the public offering price per share of Class A common stock in this offering after underwriting discounts and commissions and (ii) to purchase 565,102 LLC Units from Lowry Baldwin, our Chairman, 92,449 LLC Units from Elizabeth Krystyn, one of our founders, and 92,449 LLC Units from Laura Sherman, one of our founders.

Baldwin Risk Partners, LLC will use the proceeds from the sale of LLC Units to BRP Group, Inc. as follows: (i) to pay fees and expenses of approximately $750,000 in connection with this offering; and (ii) for potential strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies and other general corporate purposes, such as for working capital and at times paying down some amounts outstanding under our revolving line of credit.

Tax Receivable Agreement	Pursuant to the Tax Receivable Agreement, we are required to pay 85% of the amount of certain cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize to the BRP LLC Members party to the Tax Receivable Agreement as a result of (i) any increase in tax basis in Baldwin Risk Partners, LLC’s assets resulting from (a) acquisitions by BRP Group, Inc. of LLC Units from such BRP LLC Members in connection with the Initial Public Offering and this offering, (b) the acquisition of LLC Units from the BRP LLC Members using the net proceeds from any future offering, (c) future taxable redemptions or exchanges by such BRP LLC Members for shares of our Class A common stock or cash or (d) payments under the Tax Receivable Agreement and (ii) tax benefits related to imputed interest resulting from payments made under the Tax Receivable Agreement. Our obligations under the Tax Receivable Agreement will also apply with respect to any person who is issued LLC Units in the future and who becomes a party to the Tax Receivable Agreement.

Stock symbol	BRP.

Conflicts of interest	To the extent we use net proceeds from this offering to pay certain amounts outstanding under our revolving line of credit, affiliates of certain of the underwriters may each receive 5% or more of the net proceeds of this offering and, therefore, such underwriters have a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. See “Use of proceeds.” Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to Rule 5121, any underwriter with a conflict of interest will not confirm sales of the shares to any account over which it exercises discretionary authority without the prior written approval of the customer.

Unless we indicate otherwise throughout this prospectus, the number of shares of our Class A common stock outstanding after this offering, including the number of shares of our Class A common stock used to calculate voting power after this offering, excludes:

•	1,725,000 shares of our Class A common stock issuable if the underwriters exercise their option to purchase additional shares of Class A common stock; and

•	4,518,948 shares of our Class A common stock reserved for issuance upon the exchange of 4,518,948 LLC Units that have been issued since March 31, 2020 in connection with Partnerships;

•

195,681 shares of our Class A common stock issued after March 31, 2020 under our Omnibus Incentive Plan and 1,447,894 shares of our Class A common stock reserved for issuance under our Omnibus Incentive Plan; and

•	129,547 LLC Units repurchased or redeemed since March 31, 2020.

In addition, unless we indicate otherwise, the number of shares of our Class A common stock shown throughout this prospectus excludes 43,544,362 shares of Class A common stock reserved for issuance upon the exchange of 43,544,362 LLC Units that were held by BRP LLC Members as of March 31, 2020.

Summary historical and pro forma financial and other data

You should read the following summary financial data together with the “Management’s discussion and analysis of financial condition and results of operations” and our financial statements and the related notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2019 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and the unaudited pro forma financial information included in our Current Report on Form 8-K filed on June 15, 2020, each of which is incorporated by reference herein. We have derived the statements of operations data for the year ended December 31, 2019 from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference herein. We have derived the statements of operations data for the quarters ended March 31, 2020 and 2019 and the balance sheet data as of March 31, 2020 from our unaudited financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which is incorporated by reference herein. Our unaudited interim financial statements were prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of the financial information in those statements.

The summary historical and pro forma financial and other data presented below do not purport to be indicative of the results that can be expected for any future period. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X and gives effect to the acquisitions of substantially all of the assets of Insurance Risk Partners, LLC and Rosenthal Bros., Inc. (the “Q2 2020 Acquisitions”) and the acquisitions of substantially all the assets of Lykes Insurance, Inc., Millennial Specialty Insurance LLC, Lanier Upshaw, Inc. and Highland Risk Services LLC (the “Significant Historical Business Acquisitions”).

	BRP Group, Inc.				BRP Group, Inc. pro forma (unaudited)
	Year ended December 31,		Three months ended March 31, (unaudited)		Year ended December 31,	Three months ended March 31,
	2019	2018	2020	2019	2019	2020
	(in thousands)

Revenues:
Commissions and fees	$137,841	$79,880	$54,159	$29,837	$196,007	$61,928

Total revenues	137,841	79,880	54,159	29,837	196,007	61,928

Operating expenses:
Commissions, employee compensation and benefits	96,955	51,654	34,548	16,286	135,839	38,753
Operating expenses	24,576	14,379	8,885	4,002	30,680	9,613
Depreciation expense	542	508	165	127	782	217
Amortization expense	10,007	2,582	3,596	876	17,210	4,629
Change in fair value of contingent consideration	10,829	1,228	1,661	(2,786)	10,829	1,661

Total operating expenses	142,909	70,351	48,855	18,505	195,340	54,873

Operating income (loss)	(5,068)	9,529	5,304	11,332	667	7,055

Other income (expense)
Interest expense, net	(10,640)	(6,625)	(585)	(1,590)	(15,155)	(1,294)
Loss on extinguishment of debt	(6,732)	—	—	—	(6,732)	—
Income tax provision	(17)	—	(12)	—	(110)	(33)
Other income (expense)	3	(215)	—	—	117	(2)

Total other expense	(17,386)	(6,840)	(597)	(1,590)	(21,880)	(1,329)

Net income (loss)	(22,454)	2,689	4,707	9,742	(21,213)	5,726
Less net income (loss) attributable to noncontrolling interests	(13,804)	3,313	3,239	9,742	(15,948)	2,958

Net income (loss) attributable to BRP Group, Inc.	$(8,650)	$(624)	$1,468	$—	$(5,265)	$2,768

	BRP Group, Inc.			BRP Group, Inc. pro forma (unaudited)
	December 31,		March 31, (unaudited)	March 31,
	2019	2018	2020	2020
	(in thousands)

Balance Sheet Data:
Total assets	$398,768	$139,825	$450,250	$586,403
Total debt	40,363	72,765	60,363	154,898
Total liabilities	161,494	117,022	195,406	313,878

	BRP Group, Inc.
	Year ended December 31,		Three months ended March 31, (unaudited)
	2019	2018	2020	2019
	(in millions, except percentages)

Other Financial Data:
Commissions and fees	$137.8	$79.9	$54.2	$29.8
Net income	(22.5)	2.7	4.7	9.7
Net income margin	(16.3)%	3.4%	8.7%	32.6%

	BRP Group, Inc.
	Year ended December 31,		Three months ended March 31, (unaudited)
	2019	2018	2020	2019
	(in millions, except percentages and per share amounts)
Adjusted EBITDA(1)	$28.5	$16.0	$14.0	$10.1
Adjusted EBITDA Margin(1)	21%	20%	26%	34%
Adjusted Diluted EPS	$0.27	—	$0.19	—

(1)

Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Diluted EPS are non-GAAP financial measures. See “Non-GAAP financial measures.” The following tables show a reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income to net income, and a reconciliation of Adjusted Diluted EPS to diluted earnings per share attributable to BRP Group, Inc. Class A common stock:

	BRP Group, Inc.
	Year ended December 31,		Three months ended March 31, (unaudited)
	2019	2018	2020	2019
	(in millions, except percentages)
Net income	$(22.5)	$2.7	$4.7	$9.7
Amortization expense	10.0	2.6	3.6	0.9
Depreciation expense	0.6	0.5	0.2	0.1
Interest expense, net	10.6	6.6	0.6	1.6
Loss on extinguishment of debt	6.7	—	—	—
Change in fair value of contingent consideration	10.8	1.2	1.7	(2.8)
Offering expenses	4.7	—	—	—
Share-based compensation	4.6	1.5	1.1	0.1
Transaction-related Partnership activity	2.2	0.7	1.8	0.3
Severance related to Partnership activity	0.3	—	—	—
Other	0.5	0.2	0.3	0.2

Adjusted EBITDA	$28.5	$16.0	$14.0	$10.1

Adjusted EBITDA Margin	21%	20%	26%	34%

	BRP Group, Inc.

	Year ended December 31,	Three months ended March 31, (unaudited)
	2019	2020
	(in millions, except per share amounts)
Net income attributable to BRP Group, Inc.	$(8.7)	$1.5
Net income attributable to noncontrolling interests	(13.8)	3.2
Amortization expense	10.0	3.6
Change in fair value of contingent consideration	10.8	1.7
Loss on extinguishment of debt	6.7	—
Share-based compensation	4.6	1.1
Transaction-related Partnership expenses	2.2	1.8
Amortization of deferred financing costs	1.3	—
Offering expenses	4.7	—
Severance related to Partnership activity	0.3	—
Other	0.5	0.3

Adjusted pre-tax income	18.6	13.3
Adjusted income taxes(1)	1.8	1.3

Adjusted Net Income	$16.8	$12.0

Weighted-average shares of Class A common stock outstanding—diluted	17.9	19.8
Dilutive effect off unvested restricted shares of Class A common stock	0.3	—
Exchange of Class B common stock(2)	43.2	43.6

Adjusted dilutive weighted-average shares outstanding	61.4	63.4

Diluted earnings (loss) per share	$(0.48)	$0.07
Effect of exchange of Class B common stock and net loss attributable to noncontrolling interests per share	0.11	—
Other adjustments to net loss per share	0.67	0.14
Adjusted income taxes per share	(0.03)	(0.02)

Adjusted Diluted EPS	$0.27	$0.19

(1)	Represents corporate income taxes at assumed effective tax rate of 9.9% applied to adjusted pre-tax income.

(2)	Assumes the full exchange of Class B common stock for Class A common stock pursuant to the Amended LLC Agreement.

	Year ended December 31,		Three months ended March 31, (unaudited)
	2019	2018	2020
Organic Revenue Growth %(1)	10%	18%	5%

(1)	Organic Revenue Growth is a non-GAAP financial measure. See “Non-GAAP financial measures.” The following table shows a reconciliation of commissions and fees to Organic Revenue Growth:

	BRP Group, Inc.
	Year ended December 31,		Three months ended March 31, (unaudited)
	2019	2018	2020
	(in millions, except percentages)
Commissions and fees	$137.8	$79.9	$54.2
New revenue standard(a)	—	(0.2)	—
Partnership commissions and fees(b)	(50.1)	(22.9)	(22.9)

Organic Revenue	$87.7	$56.8	$31.3

Organic Revenue Growth(c)	$7.8	$8.8	$1.5
Organic Revenue Growth %(c)	10%	18%	5%

(a)

As discussed in Note 2 to our audited consolidated financial statements for the year ended December 31, 2019 incorporated by reference in this prospectus, the Company changed its method of accounting for commissions and fees from contracts with customers as a result of the adoption of ASC Topic 606, Revenue from Contracts with Customers, effective January 1, 2018, under the modified retrospective method.

Under the modified retrospective method, the Company was not required to restate comparative financial information prior to the adoption of these standards and therefore such information presented prior to January 1, 2018 continues to be reported under the Company’s previous accounting policies. As such, an adjustment is made to remove the impact of the adoption from the calculation of organic growth when the impact is measured across periods that are not comparable.

(b)	Excludes the first twelve months of such commissions and fees generated from newly acquired Partners.

(c)

Organic Revenue for the year ended December 31, 2018 used to calculate Organic Revenue Growth for the year ended December 31, 2019 was $79.9 million, which is adjusted to reflect revenues from Partnerships that reached the twelve-month owned mark during the year ended December 31, 2019.

The following table reconciles Core Organic Revenue for the three months ended March 31, 2020 to Organic Revenue used to calculate Organic Revenue Growth for the three months ended March 31, 2020:

	Three months ended March 31, (unaudited)
	2020	2019
	(in millions, except percentages)
Organic Revenue	$31.3	$29.8
Less profit-sharing organic revenue(1)	(3.8)	(4.4)
Less other income organic revenue(2)	(0.2)	(0.6)

Core Organic Revenue	$27.3	$24.8

Core Organic Revenue Growth	$2.5
Core Organic Revenue Growth	10%

(1)	Profit-sharing revenue (or contingent payments) represents bonus-type revenue that is earned by the Company as a sales incentive provided by certain Insurance Company Partners.

(2)	Other income consists primarily of Medicare marketing income that is based on agreed-upon cost reimbursement for fulfilling specific targeted marketing campaigns.

Risk factors

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus or incorporated by reference herein, including the matters discussed in the information set forth under the sections titled “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and our financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2019, which are incorporated by reference herein, as revised or supplemented by our subsequent Quarterly Reports on Form 10-Q or our subsequent Current Reports on Form 8-K that we have filed with the SEC, all of which are incorporated by reference herein, before deciding whether to purchase shares of our Class A common stock. If any of the following risks below and in the documents incorporated by reference herein actually occurs, our business, financial condition and results of operations may be materially adversely affected. In such an event, the trading price of our Class A common stock could decline and you could lose part or all of your investment.

Risks relating to our business

The ongoing novel coronavirus (COVID-19) pandemic could result in declines in business and increases in claims that could adversely affect our business, financial condition and results of operations.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 has spread to multiple countries, including the United States, and has been declared a pandemic by the World Health Organization. The global outbreak of COVID-19 has created significant volatility, uncertainty and economic disruption and continues to rapidly evolve. The extent to which COVID-19 impacts our business will depend on future developments in the United States, which are highly uncertain and cannot be predicted with confidence, including:

•	the ultimate geographic spread and severity of COVID-19;

•	the duration and scope of the pandemic;

•	business closures, travel restrictions, social distancing and other governmental, business and individuals’ actions that have been and continue to be taken to contain and treat COVID-19;

•	the effectiveness of actions taken in the United States and other countries to contain and treat the virus;

•	the impact of the pandemic on economic activity and actions taken in response;

•	the ability of our Clients to pay their insurance premiums which could impact our commission and fee revenues for our services;

•	the nature and extent of possible claims that might impact the ability of underwriting enterprises to pay supplemental and contingent commissions;

•	any increase in the incidence or severity of E&O claims against us; and

•	any impairment in value of our tangible or intangible assets which could be recorded as a result of weaker economic conditions.

As the COVID-19 outbreak and any associated protective or preventive measures continue to spread in the United States and around the world, we may experience disruptions to our business, including:

•

our Clients choosing to limit purchases of insurance due to declining business conditions, our Clients ceasing their business operations on a temporary or permanent basis, and a reduction in our Client’s insurable exposure units (such as headcount, payroll, properties, market values of their assets, and plant, equipment and other asset utilization levels, among other factors), all of which would inhibit our ability to generate commission revenue and other revenue based on premiums placed;

•

a delay in cash payments to us from our Clients or Insurance Company Partners due to COVD-19 (including any delays caused by “grace periods” on the collection of insurance premiums declared or proposed by governmental entities), which could negatively impact our liquidity and financial condition;

•	travel restrictions and quarantines leading to a lack of in-person meetings, which would hinder our ability to establish relationships or originate new business; and

•	alternative working arrangements, including Colleagues working remotely, which could negatively impact our business should such arrangements remain for an extended period of time.

We cannot predict the impact that COVID-19 will have on our Clients, Insurance Company Partners, suppliers or other third party contractors, and any material effect on these parties or their financial condition, could adversely impact us.

In addition, if the pandemic continues to create disruptions or turmoil in the credit or financial markets, it could adversely affect our ability to access capital on favorable terms, or at all, and continue to meet our liquidity needs, all of which are highly uncertain and cannot be predicted.

These and other developments and disruptions related to COVID-19 could materially and adversely affect our business, financial condition and results of operations.

Risks relating to this offering and ownership of our Class A common stock

Although we will not be a controlled company within the meaning of the Nasdaq rules upon the completion of this offering, during the phase-in period we may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After the completion of the Initial Public Offering, Lowry Baldwin, our Chairman, controlled a majority of our voting power. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements including:

•	the requirement that a majority of the board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We utilize certain of these exemptions. As a result, we do not have a nominating/corporate governance committee or a fully independent compensation committee. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Following this offering, we will no longer be a controlled company under the Nasdaq listing requirements. Under the Nasdaq listing requirements, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company, (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, the Nasdaq listing requirements provide a 12-month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement. During these phase-in periods, our stockholders will not have the same protections afforded to stockholders of companies of which the majority of directors are independent and, if, within the phase-in periods, we are not able to recruit additional directors who would qualify as independent, or otherwise comply with the Nasdaq listing requirements, we may be subject to enforcement actions by Nasdaq. In addition, a change in our board of directors and committee membership may result in a change in corporate strategy and operating philosophies, and may result in deviations from our current growth strategy.

Lowry Baldwin, our Chairman, has significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control, and his interests in our business may be different than yours.

We are currently controlled by Lowry Baldwin, our Chairman. Immediately following the completion of this offering, the Voting Group is expected to beneficially own approximately 46% of the voting power of our common stock, or 44% if the underwriters’ option to purchase additional shares is fully exercised. Because the Voting Group will beneficially own less than 50% of the total voting power of our common stock, we will no longer be a controlled company within the meaning of the Nasdaq listing standards upon completion of this offering.

However, Lowry Baldwin, our Chairman, will continue to have a significant effect over fundamental and significant corporate matters and transactions as a result of his significant ownership and voting power with respect to our common stock and our Stockholders Agreement, including the ability to influence decisions in connection with any meeting of our shareholders or any written consent of our shareholders.

We expect that our stock price will be volatile, which could cause the value of your investment to decline, and you may not be able to resell your shares for a profit.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock regardless of our results of operations. The trading price of our Class A common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and results of operations;

•	introduction of new products and services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	investor perceptions of us and the industries in which we or our clients operate;

•	low trading volumes or sales, or anticipated sales, of large blocks of our Class A common stock, including those by our existing investors;

•	concentration of Class A common stock ownership;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations; and

•	changing economic and political conditions.

These and other factors may cause the market price and demand for shares of our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We may issue a substantial amount of our common stock in the future, which could cause dilution to investors and otherwise adversely affect our stock price.

A key element of our growth strategy is to make acquisitions. As part of our acquisition strategy, we may issue shares of our common stock, as well as LLC Units of Baldwin Risk Partners, LLC, as consideration for such acquisitions. These issuances could be significant. To the extent that we make acquisitions and issue our shares of common stock as consideration, your equity interest in us will be diluted. Any such issuance will also increase the number of outstanding shares of common stock that will be eligible for sale in the future. Persons receiving shares of our common stock in connection with these acquisitions may be more likely to sell off their common stock, which may influence the price of our common stock. In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than might otherwise be obtained. We may issue common stock in the future for other purposes as well, including in connection with financings, for compensation purposes, in connection with strategic transactions or for other purposes.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively, which could affect our results of operations and cause our stock price to decline.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the “Use of proceeds” section of this prospectus and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Our management could spend the net proceeds from this offering in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Some provisions of Delaware law and our certificate of incorporation and by-laws may deter third parties from acquiring us and diminish the value of our Class A common stock.

Our certificate of incorporation and by-laws provide for, among other things:

•	division of our board of directors into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms;

•

until the Substantial Ownership Requirement is no longer met, BRP’s LLC Members may designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors;

•	at any time after the Majority Ownership Requirement is no longer met, there will be:

•	restrictions on the ability of our stockholders to call a special meeting and the business that can be conducted at such meeting or to act by written consent;

•	supermajority approval requirements for amending or repealing provisions in the certificate of incorporation and by-laws;

•	removal of directors only for cause and by the affirmative vote of holders of 75% of the total voting power of our outstanding shares of common stock, voting together as a single class; and

•	a prohibition on business combinations with interested shareholders under Section 203 of the DGCL;

•

our ability to issue additional shares of Class A common stock and to issue preferred stock with terms that our board of directors may determine, in each case without stockholder approval (other than as specified in our certificate of incorporation);

•	the absence of cumulative voting in the election of directors; and

•	advance notice requirements for stockholder proposals and nominations.

These provisions in our certificate of incorporation and by-laws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

In connection with our audit of the fiscal year 2018 consolidated financial statements, we identified four material weaknesses in the design and operation of our internal control over financial reporting. The material weaknesses relate to: (i) a lack of sufficient number of personnel with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately; (ii) insufficient policies and procedures to achieve complete and accurate financial accounting, reporting and disclosures; (iii) insufficient policies and procedures to review, analyze, account for and disclose complex transactions and (iv) failure to design and maintain controls over the operating effectiveness of information technology (“IT”) general controls. These material weaknesses still exist at March 31, 2020.

We are continuing the process of planning and implementing a number of steps to enhance our internal control over financial reporting and to address these material weaknesses. We have completed the hiring of key personnel in the accounting department with technical accounting and financial reporting experience and have enhanced our internal review procedures during the financial statement close process. We are continuing to document and improve our processes, implement internal controls procedures and design and implement IT general computer controls.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. As a public company, we will be required in future years to document and assess the effectiveness of our system of internal control over financial reporting to satisfy the requirements of the Sarbanes-Oxley Act.

If we fail to effectively remediate these material weaknesses in our internal control over financial reporting, if we identify future material weaknesses in our internal control over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments for so long as we remain an emerging growth company. We also intend to take advantage of an exemption that will permit us to comply with new or revised accounting standards within the same time periods as private companies. We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We expect that our stock price will be volatile, which could cause the value of your investment to decline, and you may not be able to resell your shares for a profit.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock regardless of our results of operations. The trading price of our Class A common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and results of operations;

•	introduction of new products and services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	investor perceptions of us and the industries in which we or our clients operate;

•	low trading volumes or sales, or anticipated sales, of large blocks of our Class A common stock, including those by our existing investors;

•	concentration of Class A common stock ownership;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations; and

•	changing economic and political conditions.

These and other factors may cause the market price and demand for shares of our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Our ability to pay dividends to our stockholders may be limited by our holding company structure, contractual restrictions and regulatory requirements.

We are a holding company and have no material assets other than our ownership of LLC Units in Baldwin Risk Partners, LLC and we do not have any independent means of generating commissions and fees. We intend to cause Baldwin Risk Partners, LLC to make pro rata distributions to BRP LLC Members and us in an amount at least sufficient to allow us and BRP LLC Members to pay all applicable taxes, to make payments under the Tax Receivable Agreement and to pay our corporate and other overhead expenses. Baldwin Risk Partners, LLC is a distinct legal entity and may be subject to legal or contractual restrictions that, under certain circumstances, may limit our ability to obtain cash from them. If Baldwin Risk Partners, LLC is unable to make distributions, we may not receive adequate distributions, which could materially and adversely affect our dividends and financial position and our ability to fund any dividends.

Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our global growth plans and determine whether to declare periodic dividends to our stockholders. Our board of directors will take into account general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions and covenants contained in the Credit Agreement, business prospects and other factors that our board of directors considers relevant. In addition, the Credit Agreement limits the amount of distributions that Baldwin Risk Partners, LLC can make to us and the purposes for which distributions could be made. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. Refer to the Liquidity and Capital Resources section under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2019 for additional information.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the price of our Class A common stock could decline.

The trading market for our Class A common stock will rely in part on the research and reports that industry or securities analysts publish about us or our business. We currently have research coverage by industry and securities analysts. If no or few analysts continue coverage of us, the trading price of our Class A common stock would likely decrease. If one or more of the analysts covering our business downgrade their evaluations of our Class A common stock, the price of our Class A common stock could decline. If one or more of these analysts cease to cover our Class A common stock, we could lose visibility in the trading market for our Class A common stock, which in turn could cause our Class A common stock price to decline.

Special note regarding forward-looking statements

We have made statements in this prospectus and the documents we have filed with the SEC that are incorporated by reference herein that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk factors.” You should specifically consider the numerous risks outlined under “Risk factors” and elsewhere in this prospectus and in our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q, which are incorporated by reference into this prospectus in their entirety, together with other information in this prospectus, the documents incorporated by reference and any free writing prospectus that we may authorize for use in connection with this offering.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $145.5 million (or $167.3 million if the underwriters exercise in full their option to purchase additional shares) after deducting underwriting discounts and commissions but before deducting estimated offering expenses.

We estimate that the offering expenses (other than the underwriting discount and commissions) will be approximately $750,000. See “Underwriting (conflicts of interest).”

We will use the net proceeds from this offering (including net proceeds received if the underwriters exercise in full their option to purchase additional shares of Class A common stock) to acquire (i) 10,750,000 newly-issued LLC Units from Baldwin Risk Partners, LLC at a purchase price per LLC Unit equal to the public offering price of Class A common stock in this offering after underwriting discounts and commissions and (ii) to purchase 565,102 LLC Units from Lowry Baldwin, our Chairman, 92,449 LLC Units from Elizabeth Krystyn, one of our founders, and 92,449 LLC Units from Laura Sherman, one of our founders.

Baldwin Risk Partners, LLC will use the proceeds from the sale of LLC Units to BRP Group, Inc. as follows: (i) to pay fees and expenses of approximately $750,000 in connection with this offering; and (ii) for potential strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies and other general corporate purposes, such as for working capital and at times paying down some amounts outstanding under our revolving line of credit. Our revolving line of credit matures September 23, 2024 and the interest rate for amounts currently outstanding under the revolving line of credit is 2.1875 per annum.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we estimate that our additional net proceeds will be approximately $21.8 million. We will use the additional net proceeds we receive pursuant to any exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase up to 1,309,898 additional LLC Units from Lowry Baldwin, our Chairman, 357,551 additional LLC Units from Elizabeth Krystyn, one of our founders, and 57,551 additional LLC Units from Laura Sherman, one of our founders.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2020:

•	on an actual basis;

•	on a pro forma basis to reflect the Q2 2020 Acquisitions and the Significant Historical Business Acquisitions; and

•

on a pro forma as adjusted basis to reflect the sale by us of 11,500,000 shares of Class A common stock in this offering and the application of the net proceeds from this offering as described in “Use of proceeds” (assuming partial paydown of our revolving line of credit), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein.

	March 31, 2020
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Cash and cash equivalents	$52,125	$ 47,498	$52,878
Restricted cash	3,840	4,972	4,972

Long-term debt(1)	60,363	154,898	25,000
Mezzanine equity	39	39	39

Stockholders’ equity
Class A common stock, $0.01 par value per share, 300,000,000 shares authorized, 19,847,354 shares outstanding	199	199	314
Class B common stock, $0.0001 par value per share, 50,000,000 shares authorized, 43,544,362 shares outstanding	4	4	4
Additional paid-in capital	90,443	90,443	228,513
Notes receivable from stockholders	(647)	(647)	(647)
Accumulated deficit	(7,182)	(7,182)	(7,182)
Noncontrolling interest	171,988	189,669	186,762

Total stockholders’ equity	$254,805	$272,486	$407,764

Total capitalization	$315,207	$427,423	$432,803

(1)	Subsequent to March 31, 2020, we borrowed an additional $75.0 million on our revolving line of credit. On June 18, 2020, we amended the Credit Agreement to increase the aggregate borrowing capacity under our revolving line of credit to $400.0 million. Following this offering, we expect to have approximately $100.0 million outstanding and $300.0 million of capacity under our revolving line of credit.

Business

Company overview

We are a rapidly growing independent insurance distribution firm delivering solutions that give our Clients the peace of mind to pursue their purpose, passion and dreams. We support our Clients, Colleagues, Insurance Company Partners, and Communities through the deployment of vanguard resources and capital to drive organic and inorganic growth. We are innovating the industry by taking a holistic and tailored approach to risk management, insurance and employee benefits. Our growth plan includes increased geographic representation across the U.S., expanded client value propositions and new lines of insurance to meet the needs of evolving lifestyles, business risks and healthcare funding. We are a destination employer supported by an award-winning culture, powered by exceptional people and fueled by industry-leading growth and innovation.

We represent over 500,000 clients across the United States and internationally. Our over 800 Colleagues include approximately 240 Risk Advisors, who are fiercely independent, relentlessly competitive and “insurance geeks.” We have over 50 offices, all of which are equipped to provide diversified products and services to empower our clients at every stage through our four Operating Groups.

•

Middle Market provides expertly-designed private risk management, commercial risk management and employee benefits solutions for mid-to-large-size businesses and high net worth individuals, as well as their families.

•	MainStreet offers personal insurance, commercial insurance and life and health solutions to individuals and businesses in their communities.

•

Medicare offers consultation for government assistance programs and solutions to seniors and Medicare-eligible individuals through a network of agents. In the Medicare Operating Group, BRP generates commissions and fees in the form of direct bill insurance placement and marketing income. Marketing income is earned through co-branded marketing campaigns with our Insurance Company Partners.

•

Specialty delivers specialty insurers, professionals, individuals and niche industry businesses expanded access to exclusive specialty markets, capabilities and programs requiring complex underwriting and placement. With the addition of the MSI Partnership in April 2019, the Specialty Operating Group also represents a leading technology platform. MGA of the Future has a national renter’s insurance program distributed via sub-agent partners and property management software providers, which has expanded distribution capabilities for new products through our wholesale and retail networks.

In 2011, we adopted the “Azimuth” as our corporate constitution. Named after a historical navigation tool used to find “true north,” the Azimuth asserts our core values, business basics and stakeholder promises. The ideals encompassed by the Azimuth support our mission to deliver indispensable, tailored insurance and risk management insights and solutions to our clients. We strive to be regarded as the preeminent insurance advisory firm fueled by relationships, powered by people and exemplified by client adoption and loyalty. This type of environment is upheld by the distinct vernacular we use to describe our services and culture. We are a firm, instead of an agency; we have Colleagues, instead of employees, and we have Risk Advisors, instead of producers/agents. We serve clients instead of customers and we refer to our strategic acquisitions as Partnerships. We refer to insurance brokerages that we have acquired, or in the case of asset acquisitions, the producers, as Partners. We believe that our highly differentiated culture, guided by the Azimuth, contributes greatly to our success and the scalability of our business model.

We have developed a “Tailored Client Engagement Model” in each of our Operating Groups, which provides a disciplined sales process around our unique go-to-market strategies. In our Middle Market Operating Group, through our exclusive Risk MappingTM process and Holistic Risk Protection Model, we examine our client’s personal, professional and business ventures to create a 360-degree view of each client’s unique risk profile. These tools have helped us to achieve, based on our data, a 93% Retention Rate on existing business during 2019. In our MainStreet Operating Group, we have created a proprietary “Sheltered Distribution Network,” which includes mortgage originators, home builders, realtors, developers, community bankers, local certified public accounting firms and law firms to distribute insurance directly at the point of sale. In our Medicare Operating Group, we meet clients in close proximity to where they may feel more comfortable: community centers, neighborhood grocery stores and medical providers. In our Specialty Operating Group, we offer innovative solutions for niche industries and products delivered through our wholesale/MGA of the Future platform, which allows our clients to access insurance markets and Insurance Company Partners to transact insurance and related services in pioneering ways. Our tailored models have generated strong new business flow, resulting in strong organic growth in each of our Operating Groups. The performance of our Operating Groups and our Partnership Activity drove an increase in commissions and fees from $79.9 million in 2018 to $137.8 million in 2019 and consolidated Organic Revenue Growth of 10% in 2019, which was 2x greater than the large-peer average according to public filings. We achieved similar results in 2018, reaching 18% Organic Revenue Growth.

	For the Years Ended December 31,
	2019	2018
	(in thousands, except percentages)
Commissions and fees	$137,841	$79,880
New Revenue Standard(1)	—	(200)
Partnership commissions and fees(2)	(50,163)	(22,897)

Organic Revenue(3)	$87,678	$56,783

Organic Revenue Growth(3)	$7,780	$8,794
Organic Revenue Growth %(3)	10%	18%

(1)

The Company changed its method of accounting for commissions and fees from contracts with customers as a result of the adoption of ASC Topic 606, Revenue from Contracts with Customers, effective January 1, 2018, under the modified retrospective method. Under the modified retrospective method, the Company was not required to restate comparative financial information prior to the adoption of these standards and therefore such information presented prior to January 1, 2018 continues to be reported under the Company’s previous accounting policies. As such, an adjustment is made to remove the impact of the adoption from the calculation of organic growth when the impact is measured across periods that are not comparable.

(2)	Excludes the first twelve months of such commissions and fees generated from newly acquired Partners.

(3)

Organic Revenue for the year ended December 31, 2018 used to calculate Organic Revenue Growth for the year ended December 31, 2019 was $79.9 million, which is adjusted to reflect revenues from Partnerships that reached the twelve-month owned mark during the year ended December 31, 2019.

Our thoughtfully designed client experience is tailored to further build on our mission of delivering peace of mind to our clients, yielding increased new business opportunities and client retention. On the new business side, we have delivered industry-leading Sales Velocity. In 2019, our Middle Market Operating Group generated Sales Velocity of 18%, which is 1.5x greater than the industry average according to Reagan Consulting. Our MainStreet Operating Group generated 22% Sales Velocity, or 1.8x greater than the industry average according to Reagan Consulting . We are not aware of any comparable statistics for the Medicare or Specialty Operating Groups. On the retention side, we focus on building client relationships through our innovative client value propositions, niche industry expertise, differentiated growth services and excellence in client execution. Our institutionalized client loyalty and established status as a valued business partner has resulted in client retention which we believe to be 93% during 2019 in our Middle Market Operating Group. Taken together, our four Operating Groups are capable of serving clients throughout their lifecycle. We believe that the nature of our product suite offers us compelling cross-sell opportunities as clients remain in our ecosystem over time and the diversification of our client base better positions us to produce attractive financial results across economic cycles.

Our attractive operational profile is further enhanced by strategically targeted regions and specialized industries. A significant portion of our business is concentrated in the Southeastern U.S. Our clients live and work in many of the fastest growing states in the country, including Florida and Texas. We have also developed core subject matter expertise in rapidly growing industries such as healthcare, technology, construction, transportation, finance and real estate. As we continue to expand our existing market presence, we will continue to prioritize geographies and industries that we believe will enable us to maintain outsized growth.

Our fun and entrepreneurial mindset has earned us recognition as a “destination employer,” which creates an enduring ability to grow through Colleague hiring while also driving Colleague retention. We onboarded 75 Risk Advisors in 2019 (excluding the Medicare Operating Group), an increase from 58 Risk Advisors onboarded in 2018. Our 2017–2019 average Risk Advisor Retention Rate was 87% (79% in 2019). Our differentiated Risk Advisor recruiting strategy is focused on sourcing ambitious candidates, ensuring cultural fit and providing a layer of support to help Risk Advisors succeed in delivering excellence to our clients. Our recruiting efforts have resulted in an average Risk Advisor age of 44 years, as of March 31, 2020, meaningfully below the industry average of 54 years according to the 2018 Future One Agency Universe Study. We are specifically focused on continuous talent development driven by frequent and transparent communication, defined sales approaches, clear compensation goals and consistent reviews with leadership to cultivate a vibrant culture. We believe that our continued ability to recruit, train and retain Risk Advisors will give us a substantial competitive advantage in the years to come as the brokerage industry faces an impending wave of retirements.

Our business has grown substantially since our founding in 2011 and we believe that our proven Partnership model provides continued opportunity for strong growth. In the United States, there are approximately 37,000 insurance brokers and, according to Optis Partners, over 600 were sold in both 2018 and 2019. We carefully seek companies that have cultural congruency, distinguishing products or expertise and unique growth attributes and have consummated Partnerships with 34 since 2016. We believe there is an expansive universe of firms that could fit our target partner characteristics. Our differentiated value proposition as a “forever investor” offers new Partners the ability to continue to grow their business, benefit from the upside of their growth and partner with like-minded entrepreneurs who provide a long-term home for them. We also have a highly systematic and regimented integration process, supported by our integration team, The Navigators, which balances both efficiency and respect for our new Colleagues.

Our new Partners have generated significant growth since joining our network due to our effective integration process. New Partners who joined us on or before April 1, 2019 produced $75.8 million of commissions and fees in the twelve months preceding the closing of such new Partnerships (excludes new Partners with less than $1 million of commissions and fees). In their first full year with BRP, these same Partners generated $91.7 million of commissions and fees, representing a 21% increase in commissions and fees during what can be a disruptive integration process.

In addition to our integration framework that provides resources for growth, in the past we have typically issued membership interests on a tax deferred basis in our Partnerships, allowing new Partners to participate in the value they create. Given that we have an “Up-C” structure, we believe that we are one of the few insurance brokers that can offer new Partners interests in a Partnership that can be exchanged for stock of a public company (or cash of equivalent value) and offer a tax deferral mechanism, increasing the financial attractiveness of our platform to potential Partners. Additionally, we have entered into the Tax Receivable Agreement which can give our new Partners the right to receive certain additional cash payments from us after such an exchange in respect of certain tax benefits we may realize in connection with such exchange.

Ownership interest has typically comprised 15–25% of the total consideration of Partnerships and is an indication of the sellers’ interest in being invested for the long term. Our Partnership approach has greatly distinguished BRP in the marketplace and we have become a recognized partner of choice for business owners seeking to benefit from the resources of a larger organization without sacrificing their entrepreneurial spirit and desire to grow. We believe this gives us a unique edge when desirable partners are choosing between buyers.

We source Partnerships through both proprietary deal flow, competitive auctions and cultivated industry relationships. At present, we are in active dialogue with 23 potential partners and continually add potential partners to our official pipeline. All of our Operating Groups are represented in our pipeline, with the approximate split of number of opportunities by commissions and fees being: ~68% Middle Market Operating Group, ~9% Specialty Operating Group, ~1% MainStreet Operating Group and ~23% Medicare Operating Group. We have proven execution capabilities as demonstrated by our increasing pace of Partnerships. In 2018, we added twelve new Partners, the largest of which had $11 million in commissions and fees for the prior annual period. In 2019, we added six new Partners, the largest of which had $28 million in commissions and fees for the prior annual period. In 2020, we added nine new Partners, with $78.0 million in Annualized Revenue. We believe that our increase in pace is, in part, attributable to visibility created by our Initial Public Offering. We expect to continue to benefit from an elevated profile in the future.

Within our differentiated operating model we utilize our growth services platform, which are separated from our sales efforts, to create efficiency across our Operating Groups and deliver the firm to clients. We provide comprehensive back-office support to our Risk Advisors that allows them to focus on selling new business and client engagement. Our shared service functions include the Thrive Hive (human resources), the Quad Squad (marketing and branding), the Nerd Herd (information technology) and the Profiteers (accounting and finance). We believe this growth services infrastructure allows us to deliver consistent service and meet the changing needs of our growing clients. Through our efficient integration process, starting right after the closing, our new Partners have access to our growth services platform, designed to help them to expand their capabilities and enhance their productivity.

We have developed a thoughtful and deliberate architecture for our business, which has resulted in strong growth and financial performance. We take no underwriting risk on our balance sheet. Our commissions and fees increased 72% from $79.9 million in 2018 to $137.8 million in 2019. Our Organic Revenue Growth was 18% in 2018 and 10% in 2019. Our net income margins for the years ended December 31, 2018 and December 31, 2019 were 3% and (16)%, respectively. Our Adjusted EBITDA Margins for the years ended December 31, 2018 and December 31, 2019 were 20% and 21%, respectively.

Historical Financial Summary ($ millions, except percentages)

	Year ended December 31,
	2019	2018
Commissions and fees	$137.8	$79.9
Net income (loss)	(22.5)	2.7
Organic Revenue Growth	10%	18%

Industry overview

The demand for our products is significant and expanding. Our core products include commercial P&C insurance (6.6% industry premium growth in 2019), employee benefits insurance and personal lines insurance (3.7%

industry premium growth in 2019). As a distributor of these products, we compete on the basis of reputation, client service, industry insights and know-how, product offerings, ability to tailor our services to the specific needs of a client and, to a lesser extent, price of our services. In the United States, our industry is comprised of large, global participants, such as Aon plc, Marsh & McLennan Companies, Inc. and Willis Towers Watson plc and mid-sized participants, such as Acrisure, LLC, Arthur J. Gallagher & Co., AssuredPartners, Inc., Brown & Brown Inc., Hub International Limited, USI, Inc., Goosehead Insurance, Inc., Lemonade Insurance Company, eHealth, Inc. and ourselves. The remainder of our industry is highly fragmented and comprised of approximately 37,000 regional participants that vary significantly in size and scope.

In recent years, there has been notable merger and acquisition activity in the insurance brokerage space. According to Optis Partners, there were 643 and 649 insurance brokerage acquisitions in 2018 and 2019, respectively. Despite the recent consolidation in the insurance brokerage industry, the industry remains highly fragmented and the number of independent agencies has remained roughly constant since 2006. The fragmented industry landscape presents us with the opportunity to continue acquiring high-quality Partners.

Commercial property and casualty industry:    Commercial property and casualty brokers provide businesses with access to property, professional liability, workers’ compensation, management liability, commercial auto insurance products as well as risk-management services. In addition to negotiating competitive policy terms on behalf of clients, insurance brokers also serve as a distribution channel for insurers and often perform much of the administrative functions. Insurance brokers generate revenues through commissions, calculated as percentage of total insurance premium, and through fees for management and consulting services. Commercial insurance premiums have grown steadily at a 3.7% annual rate since 2009, in-line with the broader economy and underlying insured values. The underwriting landscape is fragmented, as the top 10 underwriters accounted for only 37% of 2019 total commercial lines direct premiums written ($339 billion). Top writers of 2019 included Chubb, Travelers, Liberty Mutual, Zurich and AIG. We have relationships with leading commercial writers, as well as regional insurers who have a presence in our target markets. We conduct commercial property and casualty business within our Middle Market, MainStreet and Specialty Operating Groups.

Employee benefits industry:    Employee benefit advisors provide businesses and their employees with access to individual and group medical, dental, life and disability coverage. In addition to functioning as distributors, employee benefits brokers also provide assistance with benefit plan design. Employee benefits brokers’ capabilities often enable middle-market businesses to fully outsource their employee benefits program design, management and administration without committing internal resources or investing substantial capital in systems. Employee benefit advisors generate revenues through commissions and fees for management and consulting services. In recent years, as a result of the ACA, healthcare has become increasingly more complex and the demand has grown for sophisticated employee benefits consultants. We expect this trend to continue and we remain well positioned as a result of our consistent investment in our employee benefits capabilities. We conduct employee benefits business within our Middle Market and MainStreet Operating Groups.

Personal lines industry:    Personal lines brokers provide individual consumers with access to home, auto, umbrella and recreational insurance products. Similar to commercial lines agents, personal lines insurance agents generate revenues through commissions and fees for management and consulting services. Personal insurance premiums have grown at a 4.5% annual rate since 2009. Within personal lines, automobile premiums accounted for 70% of 2019 premiums and homeowners premiums accounted for 30% of 2019 premiums. Personal lines direct written premiums in 2019 were $362 billion. Top writers of 2019 included State Farm, Berkshire Hathaway (through GEICO), Progressive, Allstate and USAA. Personal lines premiums are traditionally sold through independent agents (35%), captive agents (47%) or direct distribution (18%, concentrated between top direct distributors such as GEICO and Progressive) based on the 2019 Market Share Report. We conduct this personal lines business within our Middle Market (high net worth), MainStreet and Specialty Operating Groups.

Medicare industry:    The Medicare industry is an approximately $700 billion market representing 20% of total healthcare spending in 2016 with approximately 60 million people enrolled through the employer subsidized and unsubsidized retail market according to the U.S. Congressional Budget Office and the Henry J. Kaiser Family Foundation. Market participants in the U.S. mainly qualify by virtue of being age 65 or older (~84% of Medicare population in 2016). This population is rapidly expanding as more baby boomers approach retirement; there are 10,000 U.S. senior citizens expected to reach retirement age every day for the next 10 years. The Medicare market is split between Original Medicare Plan, a fee-for-service plan managed by the federal government which represents approximately two-thirds of the market and Medicare Advantage, a rapidly growing private Medicare option representing approximately one-third of the market. Medicare advisors assist in determining optimal coverage based on an individual’s healthcare needs and spending limitations.

How we win

Tailored client engagement model:    The biggest challenge in insurance distribution is creating new relationships. To address this challenge, we have created a Tailored Client Engagement Model for each Operating Group. As a result of our Tailored Client Engagement Model, we have generated industry-leading Sales Velocity. In 2019, our Middle Market Operating Group generated Sales Velocity of 18%, which is 1.5x greater than the industry average according to Reagan Consulting. Our MainStreet Operating Group generated 22% Sales Velocity, or 1.8x greater than the industry average according to Reagan Consulting. We are not aware of any comparable statistics for the Medicare or Specialty Operating Groups. We believe our Sales Velocity results indicate that our organic growth advantage is sustainable. Our tailored client engagement model also generates strong new business flow, resulting in strong organic growth in each of our Operating Groups. For our most recent Partnership that hit the twelve-month owned mark in August 2019 for our Middle Market Operating Group (Montoya & Associates), the three risk advisors who previously owned the business experienced growth in new business written of 2,638%, 254%, and 87%, compared to their respective new commission revenue for the twelve months prior to their partnership with BRP.

Exceptional growth services:    We have created a vast and scalable growth services infrastructure that supports our Colleagues, new Partners and their organic growth aspirations. We provide comprehensive back-office support to our Risk Advisors to allow complete focus on selling new business and client engagement. Each of our growth services is tracked by a unique set of key performance indicators, specific to their function. For example, the Thrive Hive is evaluated based on the number of Colleagues onboarded and the number of training sessions hosted; the Quad Squad is evaluated based on completed rebranding projects and website traffic. The Nerd Herd has historically been evaluated based on systems integrations, but is increasingly taking on “front-office” responsibilities. The Nerd Herd has been instrumental in aggregating data to inform operational decision-making and introducing workflow refinement and automation. By refining and automating processes, the Nerd Herd ensures our Colleagues are able to spend more of their time focused on building and crafting world-class relationships with our clients. The combination of the Thrive Hive, Quad Squad, Nerd Herd and Profiteers allows us to expand the capabilities and enhance efficiency of new Partners which creates meaningful value.

A winning culture centered on sales and service:    We are in the business of building and maintaining relationships and our clients expect excellent service. It is our job to make sure our Colleagues can consistently reach and exceed our clients’ expectations. Through the creation and embodiment of the Azimuth, our Colleagues strive to offer a level of predictable and exceptional service. To make sure we never stray from the Azimuth’s values, we actively reengage with them through the “Azies,” our annual Colleague awards, and through rewards points (redeemable for token prizes, team gifts, donations to charity or additional vacation time) that recognize Colleagues for performing above and beyond. We award Azies annually to Colleagues in each of our divisions for demonstrating key attributes of the Azimuth, which include: (1) growing commissions and fees; (2) delivering exceptional client experiences; (3) driving operational execution and efficiency and (4) fostering a culture where Colleagues can learn, grow and thrive. In addition to the Azies, we also recognize Colleagues through reward points for “Bragging on a Buddy” (peer-to-peer recognition of performing above and beyond while demonstrating an Azimuth attribute) or being a “Smarty Pants” (praise for a Colleague from a client or external partner). Reward points are redeemable for token prizes, team gifts, donations to charity or additional vacation time. Our consistent reinforcement of leading the way by living the Azimuth has allowed us to continue offering the highest levels of service, even as we have scaled.

Ongoing commitment to talent development:    We have a longstanding commitment to talent development that stems from our respect for our Colleagues and an appreciation for the skills required to sell insurance properly. We develop talent though BRP University, which offers over 100 in-person and webinar classes per year. BRP University also includes online learning and development resources, such as Knowledge Centers with defined practices and webinars. We believe our efforts to develop talent have been successful to date. In 2019, our average Middle Market Risk Advisor generated approximately $178 thousand in New Business Commissions or 1.6x greater than the industry average for “Million Dollar Producers.” Million Dollar Producers are producers with more than three years in the industry and a Book of Business greater than $1,000,000.

Dynamic and aligned leadership team:    Our management team is led by Trevor Baldwin, our Chief Executive Officer and a fourth generation Risk Advisor. He joined our Middle Market Operating Group in 2009, co-founded BRP in 2011 and has subsequently led the firm’s expansion beyond the Middle Market Operating Group, including the inception and development of the MainStreet, Medicare and Specialty Operating Groups. Our management team also includes Lowry Baldwin, our Chairman and a founding partner. A serial entrepreneur and self-described “insurance geek,” he first entered the insurance business in 1981. In 2000, he sold his firm, DavisBaldwin, which was then one of the 40 largest privately held brokerage firms in the country, to Wachovia Bank. He subsequently co-founded BKS, BRP’s predecessor, along with Elizabeth Krystyn and Laura Sherman, both of whom remain actively engaged in the Middle Market Operating Group. Trevor Baldwin and Lowry Baldwin are joined by an experienced and talented group of leaders, including Kris Wiebeck, our Chief Financial Officer, John Valentine, our Chief Partnership Officer, Dan Galbraith, our Chief Operating Officer, Brad Hale, our Chief Accounting Officer and Chris Stephens, our General Counsel. Mr. Wiebeck, Mr. Valentine, Mr. Galbraith, Mr. Hale and Mr. Stephens have significant experience outside of insurance distribution, bringing a diverse group of skill sets and meaningful expertise to our organization. Our management team is closely aligned with shareholder interests as a result of significant equity holdings. We are also supported by professional business and senior leadership across the firm, which provides a diversity and strength of experience.

Our growth strategy

Leverage the diverse, full-service platform we have created:    We believe we have all the core elements in place to achieve our goal of becoming one of the ten largest insurance brokers in the country within the next nine years. We play in the right niches, each with favorable growth trajectories and defensible market positions. We have a proven ability to hire and develop sales talent. Our Partnership model is seen as highly attractive to entrepreneurs and we believe it provides us access to an enormous market opportunity. Our growth services infrastructure fully supports our newly hired Colleagues and new Partners with back-office support, while simultaneously making them more efficient. Most importantly, we have fostered a highly differentiated culture guided by the Azimuth, which enhances our ability to develop new Risk Advisors, to complete new Partnerships with fast growing firms and to accelerate the growth of new Partners once onboarded on our platform.

Recruit and retain top-tier talent: We have a proven ability to develop new Risk Advisors; the average age of a Risk Advisor in our firm was 44 years old, as of March 31, 2020, compared to the industry average of 54 years old according to the 2018 Future One Agency Universe Study. In 2019, we onboarded 75 Risk Advisors and 212

Colleagues (excluding Medicare), increasing our total Colleagues to over 800. Of the 75 Risk Advisors we onboarded, 40 were organic new hires and 35 joined via Partnerships. Many of our organic new hires were new to the brokerage industry. Our ability to successfully hire from outside of the industry is a direct result of our screening process which relies heavily on cognitive and behavioral testing, as well as an internship program. Our selective approach to hiring has resulted in differentiated levels of Risk Advisor and Colleague retention despite our focus on managing out underperformers. Over the past three years, we have averaged 87% Risk Advisor retention, a figure that increases to 93% when excluding Risk Advisors with less than one year of tenure and 86% Colleague retention. Results for 2019 were in-line with three-year averages (79% Risk Advisor retention, 87% Risk Advisor retention when excluding Risk Advisors with less than one year of tenure and 83% Colleague retention).

Leverage our history and culture to be a partner of choice for insurance brokerage entrepreneurs:     Entrepreneurship runs in our DNA. We have long prided ourselves as a firm of, by and for entrepreneurs. Our first Tailored Client Engagement Model, RiskMappingTM, was designed specifically to help entrepreneurs manage the unique risks that come with their lifestyle. Not only do we have a clear understanding of entrepreneurs as clients, but we have a clear understanding of entrepreneurs as candidates for Partnership. We have established ourselves as a partner of choice by providing differentiated value propositions. Our status as a partner of choice is evident in our proprietary deal flow. Since 2012, 70% of our new Partners have joined us outside of an auction process.

Focus consistently on technology enablement:    We have and will continue to make the investments required to both better service our clients and establish a competitive advantage. Investments to date include the acquisition and buildout of MGA of the Future, the aggregation of Florida homeowners’ data to facilitate an A.M. Best-rated product and numerous applications related to compliance, risk control and client enrollment. In 2020, we launched Guided Solutions (“Guided”), our new MainStreet and Medicare brand. Guided leverages innovative cloud-based technology to provide Clients with routine and predictable service and differentiated and holistic advice. We believe our technology investments will further broaden our clients’ access to the insurance market while increasing our efficiency and enhancing our growth profile.

Nurture the optimal business portfolio:    We have the ability to continually evolve our business through new hires and Partnerships. Historically, we have used this ability to add capabilities that address our clients’ problems, to enter emerging insurance markets quickly and to capitalize on improving demographics and growth industries. Moving forward, we will continue to curate our portfolio to position us to grow. With our established presence in each of our target market segments, future additions to the business have the potential to be even more accretive than they were in the past. We also have the ability to develop de-novo products through MGA of the Future and distribute these products through the Middle Market and MainStreet Operating Groups, differentiating ourselves from the competition and providing ourselves favorable economic arrangements. Given the sheer size of the insurance industry, we believe that we have the opportunity to target high-growth areas in the decades to come.

Our History and Operating Groups

Middle Market Operating Group:    The Middle Market Operating Group was founded to serve successful entrepreneurs, mid-size to large businesses and high net worth individuals and families. These client segments exhibit fundamentally different risk topography than typical insureds; their passions, lifestyle, profession and wealth are typically bundled together in an inseparable “knot.” We set out to re-engineer the protection of the knot. In the past, insurance brokers would have disaggregated the knot by slicing it into statutory lines of business like “workers’ compensation,” “homeowners multiple peril,” “group accident and health” and “product liability.” We do not believe that statutory lines of business (or “risk silos” in our vernacular) are the right way to sell insurance, especially to this segment of our clients. As a response to the traditional insurance industry’s templated solution, we created the Holistic Risk Protection solution, born out of our proprietary “RiskMapTM” process. We use the RiskMapTM to expertly craft the optimal insurance architecture of protection that minimizes our clients’ exposure to loss. Our model resonates with entrepreneurs, business leaders and high net wealth individuals. In 2019, we believe that our client Retention Rate within our Middle Market segment was 93% in 2019. The Middle Market Operating Group represents $56.4 million in commissions and fees in 2019, of which 43% is commercial P&C, 37% is employee benefits and 20% is private risk management.

MainStreet Operating Group:    Recognizing the success that the Middle Market Operating Group achieved by breaking free of the traditional insurance industry “group think” around risk placement, we sought to expand our client network beyond the traditional Middle Market client base. Our first expansion outside of the Middle Market Operating Group was the creation of the MainStreet Operating Group, which manages the insurance and risk management lifecycle for mass affluent clients and small businessmen and women. Similar to entrepreneurs in our Middle Market Operating Group, we believe the traditional insurance industry has not served these constituents well, compensating for low customer satisfaction with billion dollar advertising budgets. As we sought to build the MainStreet model, we made a commitment to investing in the wellbeing of our clients and not Super Bowl ads. To attain clients in the absence of significant advertising spend, we created a proprietary Sheltered Distribution Network which includes mortgage originators, home builders, realtors, developers, community bankers, local certified public accounting firms and law firms. Using technology as an enabler, we deliver a tailored client journey that is characterized by speed, efficiency and cost effectiveness. Our Risk Advisors take an uncompromising approach to pairing clients with optimal coverage in a time efficient and hassle free manner. The MainStreet Operating Group represents $25.5 million in commissions and fees for 2019, of which 82% is personal lines, 15% is commercial P&C and 3% is employee benefits. Of the personal lines portion of MainStreet, 70% is homeowners, 27% is personal auto and 3% is other personal insurance.

Medicare Operating Group:    In the years following the establishment of the MainStreet Operating Group, we have moved carefully, methodically and deliberately into new lines of business where we develop new Tailored Client Engagement Models. Our study of the Medicare distribution industry identified vulnerable populations that we believe were being underserved due to language barriers, cultural barriers and not getting the person-to-person experience a client would desire when making his or her healthcare decision. As a response, we entered the Medicare distribution channel by reaching clients via agreements with venues where clients may feel more comfortable: community centers, neighborhood grocery stores and medical providers.

We have 2,000+ 1099 Medicare agents who rely on us for technical training, HIPAA compliant email and technology, sales and marketing support and other services and are contracted through us to sell Medicare products. Our support enables Medicare agents to provide individual clients with comprehensive information and access to over 40 leading plan providers (including Freedom/Optimum (Anthem), Soundpath Health, WellCare, Cigna, Humana, Aetna and United Healthcare among others). We are one of the top distributors in Florida for Freedom/Optimum (Anthem), and believe that we hold leadership positions with many other plan providers. The Medicare Operating Group has the benefit of favorable tailwinds, particularly in the Medicare Advantage product set, including: 1) an aging population and 2) an improving value proposition relative to traditional Medicare given Medicare Advantage’s fixed monthly costs and limited deductibles. 95% of our Medicare commissions and fees comes from Medicare Advantage. The Medicare Operating Group represents $11 million in commissions and fees in 2019.

Specialty Operating Group:    Our most recent addition, the Specialty Operating Group, serves as our innovation lab, providing our clients with access to pioneering insurance markets. The Specialty Operating Group is comprised of two business units: Wholesale Distribution and MGA of the Future.

Wholesale Distribution (26)% of Specialty Operating Group commissions and fees, as of December 31, 2019):    Wholesale distribution of insurance products is an integral part of the insurance industry. As a wholesale distributor, we are a critical intermediary between Partners and retail insurance brokers. Many specialty Partners distribute products primarily through wholesale insurance brokers to avoid the cost and complexity of dealing directly with a large number of retail insurance brokers.

As opposed to most wholesale distributors who primarily provide retail agents market access, our Wholesale Distribution unit provides insurance services to complex and risky industries, such as healthcare that require specific technical expertise and complex risk financing products. Within these industries we focus on professional and management liability lines, a notoriously challenging market for both insureds and insurers. Risk Advisors in our Wholesale Distribution unit are able to adapt to these challenges through a combination of operational support and proprietary/semi-exclusive programs for property, stop-loss, social services and professional liability

MGA of the Future (74% of Specialty Operating Group commissions and fees, as of December 31, 2019):    In 2019, we acquired MGA of the Future, a leading MGA platform which has leveraged its technology stack to build a proprietary renters’ insurance product. Unlike many of the renters’ products on the market, our renters’ product is distributed directly through property management software providers, specialty insurance retailers and insurance companies offering adjacent lines of coverage (such as auto). This is a similar concept to the Sheltered Distribution Network model we use in MainStreet. By working with third parties who have institutionalized new business flow, we can lower our customer acquisition. Not only is MGA of the Future already profitable, but it is rapidly expanding. Policies in force grew by 36% in 2019 to 374,591 at December 31, 2019 from 275,198 at December 31, 2018. Since the MSI Partnership was not completed until April 2019, the 36% policies in force growth was calculated including periods during which MSI was not owned by the Company.

We believe the renters’ product is just the beginning for MGA of the Future. The technology underlying the renters’ product can be redeployed across a variety of insurance niches which are known for massive transaction volume and homogeneous risk profiles. We already have several MGA of the Future initiatives in process, including the creation of a new A.M. Best-rated homeowners product in Florida. MGA of the Future is led by a team of young, but seasoned veterans whose relevant technology and insurance backgrounds we believe will enable MGA of the Future to reach its full potential.

Intellectual property

We protect the “Baldwin Risk Partners” brand through a combination of trademarks and copyrights. We have registered “Insight Beyond Insurance,” “Florida Medicare Options,” “Affordable Home Insurance Inc.,” “BKS Retirement Services” and “Guided Insurance Solutions” as trademarks in the U.S. We also have filed other trademark applications in the U.S. for “Guided Medicare Solutions”, “Insurance Distribution Firm of the Future” and “MGA of the Future”, and will pursue additional trademark registrations and other intellectual property protection to the extent we believe it would be beneficial and cost effective. We also are the registered holder of a variety of domain names that include “Baldwin Risk Partners” and similar variations.

Employees

As of March 31, 2020, we had approximately 815 full-time employees, 45 part-time employees and 2,000+ independent contracted agents. None of our employees are represented by a union. We have a good relationship with our employees.

Seasonality

The insurance brokerage market is seasonal and our results of operations are somewhat affected by seasonal trends. Our Adjusted EBITDA and Adjusted EBITDA Margins are typically highest in the first quarter and lowest in the fourth quarter. This variation is primarily due to fluctuations in our revenues, while overhead remains consistent throughout the year. Our revenues are generally highest in the first quarter due to the impact of contingent payments received in the first quarter from Insurance Company Partners that we cannot readily estimate before receipt without the risk of significant reversal and a higher degree of first quarter policy commencements and renewals in Medicare and certain Middle Market lines of business such as employee benefits and commercial. In addition, a higher proportion of our first quarter revenue is derived from our highest margin businesses.

Partnerships can significantly impact Adjusted EBITDA and Adjusted EBITDA Margins in a given year and may increase the amount of seasonality within the business, especially results attributable to Partnerships that have not been fully integrated into our business or owned by us for a full year.

Properties

Our corporate headquarters is located in leased offices in Tampa, Florida. The leases consist of approximately 91,500 square feet and expire in September 2025 and May 2030. Our insurance brokerage business leases office space in approximately 50 operating locations primarily located throughout the southeastern U.S. These offices are generally located in shopping centers and small office parks, generally with lease terms between two and five years. These facilities are suitable for our needs and we believe that they are well maintained.

Regulatory matters

Our activities in connection with insurance brokerage services are subject to regulation and supervision by state authorities. State insurance laws are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities, which generally includes the licensing of insurance brokers and agents, intermediaries and third-party administrators. Our continuing ability to provide insurance brokerage in the states in which we currently operate is dependent upon our compliance with the rules and regulations promulgated by the regulatory authorities in each of these states.

The health insurance industry is heavily regulated by the ACA, Centers for Medicare & Medicaid Services (“CMS”) and state jurisdictions. Each jurisdiction has its own rules and regulations relating to the offer and sale of health insurance plans, typically administered by a department of insurance. We are required to maintain valid life or health agency or agent licenses in each jurisdiction in which we transact health insurance business.

Regulations and guidelines issued by CMS place a number of requirements on health insurance carriers and agents and brokers in connection with the marketing and sale of Medicare Advantage and Medicare Part D prescription drug plans. We are subject to similar requirements of state insurance departments with respect to our marketing and sale of Medicare Supplement plans. CMS and state insurance department regulations and guidelines include a number of prohibitions regarding the ability to contact Medicare-eligible individuals and place many restrictions on the marketing of Medicare-related plans. In addition, the laws and regulations applicable to the marketing and sale of Medicare-related plans are ambiguous, complex and, particularly with respect to regulations and guidance issued by CMS for Medicare Advantage and Medicare Part D prescription drug plans, change frequently.

We are subject to federal law and the laws of many states that require financial institutions to protect the security and confidentiality of customer information, notify customers about their policies and practices relating to collection, disclosure and security of customer information. The Health Insurance Portability and Accountability Act (“HIPAA”) and regulations adopted pursuant to HIPAA require us to maintain the privacy of individually-identifiable health information that we collect on behalf of health insurance carriers, implement measures to safeguard such information and provide notification in the event of a breach in the privacy or confidentiality of such information. The use and disclosure of certain data that we collect from consumers is also regulated by the Gramm-Leach-Bliley Act (“GLBA”) and state statutes implementing GLBA, which generally require brokers to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to “opt out” of certain disclosures before sharing such information with a third party, and which generally require safeguards for the protection of personal information.

As a publicly-traded company, we are required to file certain reports, and are subject to various marketing restrictions, among other requirements, in connection with the SEC regulations.

Legal proceedings

From time to time, we may be involved in various legal proceedings, lawsuits and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us. We are not currently party to any material legal proceedings.

Description of capital stock

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated by-laws.

Our authorized capital stock consists of 300,000,000 shares of Class A common stock, par value $0.01 per share, 50,000,000 shares of Class B common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common stock

Class A common stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Class A common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. The rights powers and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B common stock

Each share of Class B common stock entitles its holder to one vote per share on all matters submitted to a vote of our stockholders. For purposes of calculating the Substantial Ownership Requirement and the Majority Ownership Requirement, shares of Class A common stock and Class B common stock held by any estate, trust, partnership or limited liability company or other similar entity of which any holder of LLC Units is a trustee, partner, member or similar party will be considered held by such holder of LLC Units. If at any time the ratio at which LLC Units are redeemable or exchangeable for shares of our Class A common stock changes from one-for-one as in accordance with the Amended LLC Agreement, the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Except for transfers to us pursuant to the Amended LLC Agreement or to certain permitted transferees, the BRP LLC Members are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of BRP Group, Inc. Pursuant to the Stockholders Agreement, the approval of the Pre-IPO LLC Members, is required for substantially all transactions and other matters requiring approval by our stockholders, such as a merger, consolidation, or sale of all or substantially all of our assets, any dissolution, liquidation or reorganization of us or our subsidiaries or any acquisition or disposition of any asset in excess of 5% of total assets, the incurrence, guarantee, assumption or refinancing of indebtedness, or grant of a security interest, in excess of 10% of total assets (or that would cause aggregate indebtedness or guarantees thereof to exceed 10% of total assets), the issuance or redemption of certain additional equity interests in an amount exceeding $10 million, the establishment or amendment of any equity, purchase or bonus plan for the benefit of employees, consultants, officers or directors, any capital or other expenditure in excess of 5% of total assets, the declaration or payment of dividends on capital stock or distributions by Baldwin Risk Partners, LLC on LLC Units other than tax distributions as defined in the Amended LLC Agreement. Other matters requiring approval by the Pre-IPO LLC Members pursuant to the Stockholders Agreement include changing the number of directors on the board, changing the jurisdiction of incorporation, changing the location of the Company’s headquarters, changing the name of the Company, amendments to governing documents, adopting a shareholder rights plan and any changes to the Company’s fiscal year or public accountants. In addition, the Stockholders Agreement provides approval by the Pre-IPO LLC Members is required for any changes to the strategic direction or scope of BRP Group, Inc. and Baldwin Risk Partners, LLC’s business, any acquisition or disposition of any asset or business having consideration or fair value in excess of 5% of our total assets and the hiring and termination of our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Partnership Officer or other change to senior management or key employees (including terms of compensation). Furthermore, the Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, the Pre-IPO LLC Members may designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors.

Preferred stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized share of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Authorized but unissued capital stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply so long as the shares of Class A common stock remains listed on the Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock (we believe the position of Nasdaq is that the calculation in this latter case treats as outstanding shares of Class A common stock issuable upon redemption or exchange of outstanding LLC Units not held by BRP Group, Inc.). These additional shares of Class A common stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Stockholder meetings

Our amended and restated certificate of incorporation and our amended and restated by-laws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our amended and restated by-laws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Transferability, redemption and exchange

Upon the completion of this offering, there will be 74,141,716 LLC Units outstanding. There are no limitations in the Amended LLC Agreement on the number of LLC Units issuable in the future and we are not required to own a majority of LLC Units. Under the Amended LLC Agreement, the BRP LLC Members will have the right, from and after the completion of this offering (subject to the terms of the Amended LLC Agreement), to require Baldwin Risk Partners, LLC to redeem all or a portion of their LLC Units for, at our election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LLC Agreement. Additionally, in the event of a redemption request by a holder of LLC Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request of a holder of LLC Units, redeem or exchange LLC Units of such holder of LLC Units pursuant to the terms of the Amended LLC Agreement.

Except for transfers to us pursuant to the Amended LLC Agreement or to certain permitted transferees, the BRP LLC Members are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

Other provisions

Neither the Class A common stock nor the Class B common stock has any preemptive or other subscription rights.

There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. Further, our Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, any redemption, repurchase or other acquisition of ownership interests (other than in connection with terms of equity compensation plans, subject to certain specified exceptions) must be approved by the Pre-IPO LLC Members.

At such time when no LLC Units remain redeemable or exchangeable for shares of our Class A common stock, our Class B common stock will be cancelled.

Corporate opportunity

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will only apply against our directors and officers and their respective affiliates for competing activities related to insurance brokerage activities.

Certain certificate of incorporation, by-laws and statutory provisions

The provisions of our amended and restated certificate of incorporation and amended and restated by-laws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.

Anti-takeover effects of our certificate of incorporation, stockholders agreement and by-laws

Our amended and restated certificate of incorporation and amended and restated by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include:

No cumulative voting.    Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.

Election and removal of directors.    Our amended and restated certificate of incorporation provides that our board shall consist of not less than three nor more than 13 directors. Our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. The Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, the Pre-IPO LLC Members may designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman to our board of directors and that, so long as Villages Invesco beneficially owns 7.5% of the aggregate number of outstanding shares of our common stock, it may designate one nominee for election to our board of directors and any director elected after having been nominated by Villages Invesco may only be removed for cause or with the consent of Villages Invesco. The parties to the Voting Agreement have agreed to vote for the election of the nominee designated by Villages Invesco. Our Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, any action to change the number of directors requires approval of the Pre-IPO LLC Members.

In addition, our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms. Following the time when the Majority Ownership Requirement is no longer met, and subject to obtaining any required stockholder votes, directors may only be removed for cause and by the affirmative vote of holders of 75% of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a super-majority vote to remove directors for cause could enable a minority of our stockholders to exercise veto power over any such removal. Prior to such time, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of common stock.

Action by written consent; special meetings of stockholders.    Our amended and restated certificate of incorporation provides that, following the time that the Majority Ownership Requirement is no longer met, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our amended and restated certificate of incorporation, Stockholders Agreement and amended and restated by-laws also provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman or vice chairman of the board of directors or, until the time that the Majority Ownership Requirement is no longer met, at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance notice procedures.    Our amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the amended and restated by-laws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the amended and restated by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Super-majority approval requirements.    The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless either a corporation’s certificate of incorporation or by-laws require a greater percentage. Our Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, any amendment to our certificate of incorporation or by-laws must be approved by the Pre-IPO LLC Members. Our amended and restated certificate of incorporation and amended and restated by-laws provide that, following the time that the Majority Ownership Requirement is no longer met, the affirmative vote of holders of 75% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, election and removal of directors, business combinations and amendment of our certificate of incorporation and by-laws. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Authorized but unissued shares.    The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the Nasdaq. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. See “—Preferred stock” and “—Authorized but unissued capital stock” above.

Business combinations with interested stockholders.    In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We have expressly elected not to be governed by the “business combination” provisions of Section 203 of the DGCL, until after the Majority Ownership Requirement is no longer met. At that time, such election shall be automatically withdrawn and we will thereafter be governed by the “business combination” provisions of Section 203 of the DGCL. Further, our Stockholders Agreement provides that, until the Majority Ownership Requirement is no longer met, any business combination resulting in a merger, consolidation or sale of all, or substantially all, of our assets, and any acquisition or disposition of any asset or business having consideration in excess of 5% of our total assets, must be approved by the Pre-IPO LLC Members.

Exclusive forum provision.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, and (iv) any action asserting a claim against us governed by the internal affairs doctrine.

This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Exchange Act or the Securities Act. Accordingly, our exclusive forum provision will not apply to claims arising under the Exchange Act or the Securities Act and will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Voting agreement

A group comprised of Baldwin Insurance Group Holdings, LLC, or BIGH, an entity controlled by Lowry Baldwin, our Chairman, Lowry Baldwin, Elizabeth Krystyn, Laura Sherman, Trevor Baldwin, our Chief Executive Officer, Kris Wiebeck, our Chief Financial Officer, John Valentine, our Chief Partnership Officer, Dan Galbraith, our Chief Operating Officer, Brad Hale, our Chief Accounting Officer, Chris Stephens, our General Counsel, Joseph Finney, James Roche, Millennial Specialty Holdco, LLC, Highland Risk Services LLC and certain trusts established by such individuals have entered into a voting agreement, or the Voting Agreement, with Lowry Baldwin, our Chairman, pursuant to which, in connection with any meeting of our shareholders or any written consent of our shareholders, each such person and trust party thereto will agree to vote or exercise their right to consent in the manner directed by Lowry Baldwin. Upon the closing of this offering, Lowry Baldwin through the Voting Agreement will beneficially own 46% of the voting power of our common stock. The parties to the Voting Agreement have agreed to vote for the election of the nominee to our board of directors designated by Villages Invesco for so long as Villages Invesco is able to designate a nominee pursuant to the terms of the Stockholders Agreement.

Directors’ liability; indemnification of directors and officers

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DCGL and provides that we will provide them with customary indemnification. We expect to enter into customary indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Securities exchange

Our Class A common stock is listed on Nasdaq under the symbol “BRP.”

U.S. federal income and estate tax considerations to non-U.S. holders

The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our Class A common stock by a “non-U.S. holder.” A “non-U.S. holder” is a beneficial owner of a share of our Class A common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,

•	a foreign corporation, or

•	a foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our Class A common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the partner or beneficial owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our Class A common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any U.S. federal gift, alternative minimum tax or Medicare contribution tax considerations or any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

To the extent that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital that reduces the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Class A common stock, the excess will be treated as gain from the disposition of our Class A common stock (the tax treatment of which is discussed below under “—Gain on disposition of Class A common stock”).

Dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA (as defined below) withholding taxes below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the treaty.

Dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) will not be subject to U.S. federal withholding tax if the non-U.S. holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person as defined under the Code. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on disposition of Class A common stock

Subject to the discussions of backup withholding and FATCA withholding taxes below, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Class A common stock unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•

we are or have been a “United States real property holding corporation” (as described below) at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our Class A common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our Class A common stock.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information reporting and backup withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholdings will apply to the proceeds of a sale or other disposition of our Class A common stock made within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the non-U.S. holder complies with certification procedures to establish that it is not a U.S. person in order to avoid additional information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA withholding taxes

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), payments of dividends on and the gross proceeds of dispositions of Class A common stock of a U.S. issuer paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed U.S. Treasury regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of Class A common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Class A common stock.

Federal estate tax

Individual non-U.S. holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Underwriting (conflicts of interest)

We are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the price to public less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC	2,875,000
BofA Securities, Inc.	2,817,500
Wells Fargo Securities, LLC	2,817,500
Jefferies LLC	805,000
Keefe, Bruyette & Woods, Inc.	517,500
Raymond James & Associates, Inc.	517,500
William Blair & Company, L.L.C.	517,500
Dowling & Partners Securities LLC	517,500
Capital One Securities, Inc.	115,000

Total	11,500,000

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the price to public set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.35775 per share. After this offering of the shares to the public, if all of the common shares are not sold at the price to public, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,725,000 additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the price to public per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $0.59625 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by us	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per Share	$0.59625	$0.59625
Total	$6,856,875	$7,885,406

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $750,000. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with FINRA in an amount not to exceed $30,000.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

For a period of 90 days after the date of this prospectus, we have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or Class B common stock, or any options, rights or warrants to purchase any shares of Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, shares of Class A common stock or Class B common stock, including limited liability company interests in Baldwin Risk Partners, LLC convertible or exercisable or exchangeable for or that represent the right to receive shares of Class A common stock or Class B common stock, or publicly disclose the intention to undertake any of the foregoing (other than filings on Form S-8 relating to the stock options granted pursuant to our stock-based compensation plans or the stock-based compensation plans of Baldwin Risk Partners, LLC or its subsidiaries), or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Class A common stock or Class B common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Class A common stock or Class B common stock or any such other securities, in cash or otherwise, in each case without the prior written consent of J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC, other than (1) the shares of our Class A common stock to be sold hereunder or any additional shares of Class A common stock to be issued at the option of the underwriters, (2) any shares of Class A common stock or Class B common stock, options or other awards granted under our or Baldwin Risk Partners, LLC’s existing equity incentive plans and (3) up to an aggregate of 6,200,000 shares of Class A common stock, Class B common stock or limited liability company interests in the LLC to be issued in connection with any acquisition of assets or equity of another entity (whether by merger, consolidation, acquisition of equity interests or otherwise), provided that each recipient shall agree with us to a contractual restriction preventing the sale of any such shares or limited liability company units for at least the 90 days after the date of this prospectus and that we will not waive any such lock-up restriction without the prior written consent of the representatives of the underwriters.

Our directors, executive officers and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with certain exceptions including transfers of Class A common stock or Class B common stock as grants of a bona fide security interest in, or a bona fide pledge of, shares of Class A common stock or Class B common stock or limited partnership interests in Baldwin Risk Partners, LLC (collectively, the “Pledged Securities”) to the private banking affiliate of J.P. Morgan Securities LLC or BofA Securities, Inc. (together, the “Lenders”) as collateral to secure indebtedness, whether made before or after the date of the underwriting agreement, and transfers of such Pledged Securities to the Lenders upon enforcement of such collateral in accordance with the terms of the instrument governing such indebtedness, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or Class B common stock or any options, rights or warrants to purchase any shares of Class A common stock or Class B common stock or any securities convertible into or exercisable or exchangeable for, or that represent the right to receive, shares of Class A common stock or Class B common stock (including, without limitation, shares of Class A common stock or Class B common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or publicly disclose the intention to undertake any of the foregoing, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Class A common stock or Class B common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of shares of Class A common stock or Class B common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our Class A common stock or Class B common stock or any security convertible into or exercisable or exchangeable for our shares of Class A common stock or Class B common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our Class A common stock is listed on Nasdaq under the symbol “BRP.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of Class A common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of Class A common stock, in whole or in part, or by purchasing shares of Class A common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of Class A common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of Class A common stock through the option to purchase additional shares of Class A common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of Class A common stock in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares of Class A common stock as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise.

The public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that the shares will trade in the public market at or above the public offering price.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member

State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included or incorporated by reference in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario) and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This document:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) or, Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Affiliates of certain of our underwriters are lenders under the Credit Agreement. In addition, J.P. Morgan Chase Bank, N.A., an affiliate of one of our underwriters, is serving as the sole bookrunner and sole lead arranger and agent under the Credit Agreement. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Conflicts of interest

To the extent we use net proceeds from this offering to pay certain amounts outstanding under our revolving line of credit, affiliates of J.P. Morgan Securities LLC, BofA Securities, Inc., Wells Fargo Securities, LLC and Capital One Securities, Inc. may each receive 5% or more of the net proceeds of this offering and, therefore, such underwriters have a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. See “Use of proceeds.” Accordingly, this offering is being made in compliance with the requirements of Rule 5121. A qualified independent underwriter is not required to participate in the offering because the shares offered have a bona fide public market, as defined in Rule 5121. Pursuant to Rule 5121, any underwriter with a conflict of interest will not confirm sales of the shares to any account over which it exercises discretionary authority without the prior written approval of the customer.

Legal matters

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for BRP Group, Inc. by Davis Polk & Wardwell LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, is representing the underwriters in this offering.

Experts

The financial statements incorporated in this Prospectus by reference to BRP Group, Inc.’s Annual Report on Form 10- K for the year ended December 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Insurance Risk Partners, LLC as of December 31, 2019, and for the year then ended have been incorporated by reference herein and in the registration statement on reliance of the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Rosenthal Bros., Inc. as of December 31, 2019, and for the year then ended have been incorporated by reference herein and in the registration statement on reliance of the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Lanier Upshaw, Inc. as of December 31, 2019 and 2018, and for the years then ended have been incorporated by reference herein and in the registration statement on reliance of the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Highland Risk Services LLC as of December 31, 2019 and 2018, and for the years then ended have been incorporated by reference herein and in the registration statement on reliance of the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Lykes Insurance, Inc. as of December 31, 2018, and for the year then ended have been incorporated by reference herein and in the registration statement on reliance of the report of RSM US LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The audited historical financial statements of Millennial Specialty Insurance LLC incorporated by reference from BRP Group, Inc.’s prospectus, dated October 23, 2019, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act, in connection with the Registration Statement on Form S-1 (File No. 333-233908) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and our Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain a website at www.baldwinriskpartners.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Incorporation of certain information by reference

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (File No. 001-39035):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 that we filed with the SEC on March 24, 2020;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 that we filed with the SEC on May 13, 2020;

•

our Current Reports on Form 8-K that we filed with the SEC on January 2, 2020, February 7, 2020, February 13, 2020, March 13, 2020, March  18, 2020, March 19, 2020, April 1, 2020, May 27, 2020, June  1, 2020, June 15, 2020 and June 18, 2020 (other than any portion of such filings that are furnished under applicable SEC rules rather than filed);

•

the portions of our Proxy Statement pursuant to Section 14(a) of the Exchange Act for our 2020 Annual Meeting of Stockholders, filed with the SEC on April  27, 2020 that are incorporated by reference in the Form 10-K;

•

the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on October 17, 2019, including any amendment or report filed for the purpose of updating such description;

•

the financial statements for Millennial Specialty Insurance LLC and Lykes Insurance, Inc. included in our prospectus , dated October 23, 2019, filed with the SEC pursuant to Rule 424(b) under the Securities Act, in connection with our Registration Statement on Form S-1 (Registration No. 333-233908), as originally filed on September 23, 2019, and subsequently amended; and

•

all reports and other documents subsequently filed by us with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination or completion of the offering of securities under this prospectus shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing such reports and other documents.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to BRP Group, Inc., Attn: Investor Relations, 4211 W. Boy Scout Blvd., Tampa, Florida 33607). You also may access these filings on our website at www.baldwinriskpartners.com.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.